Form 10-K, Exhibit 13
period 1996-11-02
CHIC BY H I S INC
filed 1997-01-29
CIK 895519

[CHIC by H.I.S LOGO]



                               1996 Annual Report

Dear Fellow Shareholder:

        "It  was
        the best
        of  times,
        it was the
        Worst
        of times."

There is a line from the classics, "It was the best of times, it was the worst of times." That best describes fiscal 1996 for your company.
     Women's apparel at the discount store channel of distribution remained sluggish all year. The poor over-the-counter performance plus the lack of fashion change combined to develop very severe price competition both at the retail and wholesale levels.
     This poor performance is reflected in our sales, which fell 15.2 percent to $318,790,000 in the current fiscal year as compared to $376,068,000 for the previous fiscal year. In fiscal 1995 our earnings per share were $.10. In the current fiscal year we took restructuring and special charges equal to a loss of $3.08 per share. Our earnings per share prior to the charges were $.45 per share.
     In North America we have begun construction of a substantial manufacturing complex in Durango, Mexico. This operation, which will begin production during the second fiscal quarter of 1997, is designed to become the core of our developing manufacturing facilities in Mexico.
     This development and expansion of production in Mexico required that we take a charge against our fiscal 1996 earnings.
     We have successfully completed a marketing initiative in Canada. The Chic(R) brand will now be prominently marketed in more than 400 stores throughout Canada.
     Our licensing company has enjoyed a very successful and profitable year, increasing to more than $125 million of product other than jeans and casual pants displayed at the retail level.
     In Europe, the sales and earnings of our historic marketing areas rose to new highs for fiscal 1996.
     We have begun an aggressive marketing plan to further increase our growth throughout Europe. In fiscal 1997 we will have full service marketing companies in both the Czech Republic and Poland. The potential of these marketing areas based upon population and consumption will increase our current marketing base by approximately 67%. The initial reception and resultant bookings in both areas have already exceeded our projections.
     Fiscal 1997 will be a transitional year in North America as we complete the restructuring of our operations. Our brands enjoy an excellent consumer franchise, this coupled with our marketing initiatives remains a positive. In Europe our expectations, based upon the consumer franchise of our brand plus our substantial expansion eastward, should make fiscal 1997 the best year in the history of our European operations.

Very truly yours,

/s/ Burton M. Rosenberg

Burton M. Rosenberg
Chairman of the Board and
Chief Executive Officer

The Chic brand enjoys the top spot in women's jeans with a 14.1 percent market share* despite soft mass-market retail sales. In fact, retailers rank Chic No. 2 in performance among all women's mass-market apparel brands, second only to Hanes.** In licensing, Chic by H.I.S enjoyed another record year. More than 160 products carried the Chic and H.I.S labels, generating $6.4 million for the company's bottom line. This represents a 10 percent increase over 1995. The Chic brand will benefit in 1997 from a new print advertising campaign in leading women's consumer magazines promoting brand image and style. We will allocate more advertising dollars to our line of khakis as well. Chic is also beginning to make successful inroads in Canada with additional growth expected in 1997.

*According to the NPD Group **According to a Leo J. Shapiro & Associates survey for Discount Store News

        CHIC(R)
        IS THE
        NO.1 BRAND
        OF WOMEN'S
        JEANS SOLD BY
        MASS-MARKET
        RETAILERS

        [PHOTO]

 [PHOTO]

 Our H.I.S(R)
 brand can
 now be found
 throughout
 Europe with
 even more
 expansion
 on the way.

[PHOTO]

An Outlook
Bolstered by
Manufacturing
& Technology
Strengths

H.I.S in Europe generated most of the company's good news in 1996, and that growth should continue in 1997. Today, H.I.S is the No. 2 brand of adult jeans sold in Germany, Switzerland, and Austria, second only to Levi's. Our centralized operation in Germany, which is the base for our European marketing efforts, will remove some of the existing regulatory barriers to further expansion. H.I.S now has sales offices and distribution centers in the Czech Republic and Poland as well. o Domestically, Chic by H.I.S has taken a number of steps to remain competitive. While largely remaining a "Made in the U.S.A." company, we've expanded our operations into Mexico to continue producing a quality product at a lower price. This move matches our leading competitors, all of whom now have their products made offshore. o Our Vendor Managed Inventory software provides us with a state-of-the-art computer capability for tracking our customers' inventory needs by individual stores.
The system's ability to transmit information via satellite is allowing us to adapt it to European customers as well.

JEANS
KHAKIS
SPORTS
WEAR
SHORTS

[PHOTO]

ALL
ABOUT
CHIC
BY
H.I.S

Chic by H.I.S, Inc., manufactures and markets jeans, casual pants, and shorts sold principally through mass-market retailers. The Company can proudly trace its origins back to 1923. In the United States and Canada, the Chic brand is designed for women and girls, while H.I.S is tailored for men and boys. The company also markets a H.I.S for HER line of jeans. All the Company's products are sold under the H.I.S brand for the European market. In addition, Chic by H.I.S licenses a variety of apparel products under the H.I.S and Chic brand names. o As we enter the challenges of the 21st century, we at Chic by H.I.S recognize our responsibilities to our customers, our employees, our communities, and our stockholders. In an effort to fulfill these responsibilities we commit ourselves to: o Creatively maintaining our goal of being a leading domestic and international supplier of fashionable family apparel. o Having a corporate sense of responsibility to our customers, our communities, and our environment. o Insuring a long-term growth of profits through a commitment to customer satisfaction. o Continually seeking to improve our products, in quality, in service, and in value. o Honoring an atmosphere of honesty, integrity, and trust in our fellow workers, which encourages a spirit of shared responsibility and commitment. o Individual recognition of each person's creative ability to perform successfully and with merit. o Setting standards of ethical responsibility to enhance the culture of our company, the prosperity of our people, and the continual pursuit of excellence.

SELECTED CONSOLIDATED FINANCIAL DATA
Chic by H.I.S, Inc. and Subsidiaries

The following financial information is qualified by reference to, and should be read in conjunction with, the Consolidated Financial Statements of the Company and related notes thereto, and "Management's Discussion and Analysis of Financial Condition and Results of Operations." The selected consolidated financial information for each of the five fiscal years in the period ended November 2, 1996 is derived from the Consolidated Financial Statements of the Company which have been audited by BDO Seidman, LLP.

Income Statement Data:                                     Fiscal Year Ended
----------------------------------------------------------------------------------------------------------------------------------
(In Thousands, except share
and per share amounts)           Nov. 7, 1992        Nov. 6, 1993        Nov. 5, 1994        Nov. 4, 1995        Nov. 2, 1996
----------------------------------------------------------------------------------------------------------------------------------
Net sales:
  United States                  $ 235,355           $ 236,025           $ 276,932           $ 277,896           $ 212,121
  Europe                            51,782              68,598              77,283              98,172             106,669
----------------------------------------------------------------------------------------------------------------------------------
                                 $ 287,137           $ 304,623           $ 354,215           $ 376,068           $ 318,790
----------------------------------------------------------------------------------------------------------------------------------

Gross profit:
  United States                   $ 46,081            $ 50,776            $ 53,526            $ 32,598            $ 26,325
  Europe                            19,613              27,058              31,985              39,554              43,737
----------------------------------------------------------------------------------------------------------------------------------
                                  $ 65,694            $ 77,834            $ 85,511            $ 72,152            $ 70,062
----------------------------------------------------------------------------------------------------------------------------------

Licensing revenues                 $ 4,006             $ 4,390             $ 4,878             $ 5,773             $ 6,359
----------------------------------------------------------------------------------------------------------------------------------
Operating expenses:
  Selling, general and
    administrative expenses       $ 51,237            $ 64,407            $ 68,066            $ 69,415            $ 61,295
  Restructuring and special
  charges                               --                  --                  --                  --              30,000
  Special non-recurring
    charge due to change in
    accounting for
    advertising                         --                  --               5,928                  --                  --
----------------------------------------------------------------------------------------------------------------------------------
Operating income (loss):
  United States                   $ 16,079            $ 11,927             $ 8,424               $ (16)          $ (25,256)
  Europe                             2,384               5,890               7,971               8,526              10,382
----------------------------------------------------------------------------------------------------------------------------------
                                  $ 18,463            $ 17,817            $ 16,395             $ 8,510           $ (14,874)
Interest and finance costs          16,761               8,186               3,677               6,129               6,544
----------------------------------------------------------------------------------------------------------------------------------
Income (loss) before
  provision for income
  taxes, extraordinary items
  and cumulative effect of
  change in accounting
  method                             1,702               9,631              12,718               2,381             (21,418)(1)
Provision for income taxes           1,264               3,886               2,660               1,369               4,146
----------------------------------------------------------------------------------------------------------------------------------
Income (loss) before
  extraordinary items and
  cumulative effect of
  change in accounting
  method                             $ 438             $ 5,745            $ 10,058             $ 1,012           $ (25,564)
Extraordinary items                  1,001                (770)                 --                  --                  --
Cumulative effect of change
  in accounting method                  --                  --                 431                  --                  --
----------------------------------------------------------------------------------------------------------------------------------
Net income (loss)                  $ 1,439             $ 4,975            $ 10,489             $ 1,012           $ (25,564)
----------------------------------------------------------------------------------------------------------------------------------

Earnings (loss) per common
  share:
Income (loss) before
  extraordinary items and
  cumulative effect of
  change in accounting
  method                             $ .29               $ .80              $ 1.03               $ .10             $ (2.62)(1)
----------------------------------------------------------------------------------------------------------------------------------

    Net income (loss)                $ .94               $ .69              $ 1.08               $ .10             $ (2.62)
----------------------------------------------------------------------------------------------------------------------------------

Weighted average number of
  common shares and share
  equivalents outstanding        1,524,627           7,229,161           9,726,032           9,753,868           9,753,868
----------------------------------------------------------------------------------------------------------------------------------

Cash dividends                          --                  --                  --                  --                  --

Balance Sheet Data:                                        Fiscal Year Ended
----------------------------------------------------------------------------------------------------------------------------------
(In Thousands, except share
and per share amounts)            Nov. 7, 1992        Nov. 6, 1993       Nov. 5, 1994        Nov. 4, 1995        Nov. 2, 1996
----------------------------------------------------------------------------------------------------------------------------------
Working capital                   $ 73,054            $ 97,048           $ 109,280           $ 123,394           $ 100,769
Total assets                       160,909             183,257             212,703             239,525             188,260
Short-term debt, including
  current portion of capital
  lease obligations                 13,744               4,873               1,274               7,202               1,614
Long-term debt, including
  capital lease obligations        114,197              49,117              54,240              86,261              72,806
Stockholders' equity               $ 4,628            $ 99,856           $ 110,868           $ 113,427            $ 80,878

(1) Income before extraordinary items and cumulative effect of change in accounting method was $4,436, or $.45 per share, before the effect of the restructuring and special charges.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following comments should be read in conjunction with the Consolidated Financial Statements and Notes contained therein.

Results of Operations. The following table sets forth selected operating data as a percentage of net sales for the periods indicated.

Fiscal Year                         1994            1995            1996
------------------------------------------------------------------------------
Net sales
  United States                    78.2%            73.9%           66.5%
  Europe                           21.8             26.1            33.5
------------------------------------------------------------------------------
  Consolidated                    100.0            100.0           100.0
Gross margin
  United States                    19.3             11.7            12.4
  Europe                           41.4             40.3            41.0
------------------------------------------------------------------------------
  Consolidated                     24.1             19.2            22.0
Licensing revenues                  1.4              1.5             2.0
Selling, general and
  administrative expenses          20.9             18.5            19.2
Restructuring and special
  charges                            --               --             9.4
Operating income (loss)             4.6              2.2            (4.7)
Interest and finance costs          1.0              1.6             2.1
Income (loss) before
  provision for income
  taxes and extraordinary
  item                              3.6               .6            (6.7)
Provision for income taxes           .8               .3             1.3
Cumulative effect of
  change in accounting
  principle                          .1               --              --
Net income (loss)                   2.9%              .3%           (8.0)%

FISCAL YEAR ENDED NOVEMBER 2, 1996 ("FISCAL 1996") COMPARED TO FISCAL YEAR ENDED NOVEMBER 4, 1995 ("FISCAL 1995")

Net Sales. Net sales for fiscal 1996 decreased $57.3 million, or 15.2%, from $376.1 million for fiscal 1995 to $318.8 million. In fiscal 1996, United States sales decreased $65.8 million, or 23.7%, to $212.1 million as a result of the Company's shrinking market share and substantial price competition. As of November 2, 1996, the Company had a total backlog of confirmed domestic purchase orders of $53.2 million as compared to $128.5 million on November 4, 1995. In fiscal 1996, European sales increased by $8.5 million, or 8.7%, to $106.7 million attributable primarily to the Company's continued penetration of the European market. As of November 2, 1996, the Company had a backlog of confirmed European purchase orders of $44.7 million, an increase of 17.9% compared to $37.9 million on November 4, 1995.

Gross Profit. Gross profit for fiscal 1996 decreased $2.1 million, while the gross margin increased to 22.0% from 19.2%. The decrease in the gross profit was due primarily to the decrease in domestic net sales in the current year. The increase in gross margin was primarily the result of a change in product mix and the decreased use of outside contractors.

Licensing Revenues. For the Company as a whole, licensing income increased
$.6 million for fiscal 1996, or 10.2%, from $5.8 million for fiscal 1995 to $6.4 million for fiscal 1996. Licensing revenues generated in the United States increased by approximately $.2 million, and licensing revenues generated in Europe increased by $.4 million. The increase in licensing income was due primarily to an increase in sales by existing licensees.

SG&A Expenses. Selling, general and administrative expenses ("SG&A" expenses) decreased by $8.1 million to $61.3 million in fiscal 1996 as compared to $69.4 million in fiscal 1995. The decrease in sales volume and the reduction in advertising expense were the major factors in the decline.

Restructuring and Special Charges. Management made the requisite changes in advertising, marketing and manufacturing. During the first and fourth quarters of fiscal 1996, manage-ment authorized and committed the Company to undertake significant downsizing and operational changes which, during the year, resulted in restructuring and special charges of $30 million.

  The charge in the first quarter included the closing of certain manufacturing facilities in Tennessee and Kentucky. These first quarter closures resulted in the termination of approximately 940 employees and resulted in a total charge against earnings aggregating $15 million. In the fourth quarter, the Company identified additional manufacturing facilities to be closed. The Company has also started to move certain manufacturing operations to Mexico, although as of November 2, 1996 no actual operations have begun there. The additional closures will result in the termination of approximately 700 employees, and resulted in a total charge against earnings aggregating $15 million.

  Concurrent with the establishment of its restructuring plan, the Company evaluated its accounting policy for measuring the recoverability of its long-lived assets and elected early adoption of SFAS No. 121, "Accounting for Impairment of Long-Lived Assets and Assets to be Disposed Of." The write-off of property and equipment primarily represents the difference between the carrying values and fair value of the equipment which has been or will be disposed of as part of the restruc-turing. Fair value was determined based on management's estimate of recoverability, net of costs, upon disposition of the assets, which was not material. The write-off of costs related to the downsizing of production relates primarily to manufac-turing losses incurred during the wind-down period at the closed facilities. Start-up costs incurred relating to the move to Mexico include certain relocation and consulting costs. Other plant closing costs relate primarily to employee benefits, severance costs and remaining lease obligations, etc.

  The Company has identified additional facilities that will most likely be closed during fiscal 1997. The majority of fixed assets at these facilities will be disposed of if such closures take place. The Company intends to continue the relocation of certain of its manufacturing operations to Mexico due to the favorable cost structure there; accordingly, the fourth quarter charge includes approximately $5.4 million to adjust the carrying value of cutting and other manufacturing equipment at these identified facilities.

  Substantially all of the above charges represent non-cash items related to the write-off of production assets, and other costs related to plant expansion and excess production costs. The balance of the remaining liability related to plant closure of $1.1 million is included in other accrued expenses as of November 2, 1996. The Company expects to complete its restructuring plans during fiscal 1997.

  The charges are summarized below:

(In Thousands)               First Quarter   Fourth Quarter       Total
------------------------------------------------------------------------------
Write-downs of property
  and equipment                 $ 7,500         $ 11,000        $ 18,500
Cost inefficiencies,
  caused by downsizing            3,800               --           3,800
Start-up costs relating to
  Mexican operations                 --              800             800
Other costs                       3,700            3,200           6,900
------------------------------------------------------------------------------
                               $ 15,000         $ 15,000        $ 30,000
------------------------------------------------------------------------------

Operating Income. Operating income decreased by $23.4 million. In the United States, there was a loss of $25.3 million in fiscal 1996 primarily attributable to the restructuring and special charges of $30.0 million. Excluding the restructuring and special costs, operating income in the United States increased from virtually nil in fiscal 1995 to $4.7 million in fiscal 1996. This increase is primarily attributable to the decrease in SG&A expenses, which more than offset the decrease in gross profit. In Europe, operating income was $10.4 million as compared to $8.5 million for the comparable period of the previous year. This increase was a result of continued penetration of the European market resulting in higher sales.

Interest and Finance Costs. Interest and finance costs increased $.4 million, or 6.8%, from $6.1 million for fiscal 1995 to $6.5 million for fiscal 1996 due primarily to higher levels of borrowings in the early part of the year. At November 2, 1996, the Company had $74.4 million of outstanding debt. At November 4, 1995, outstanding debt totaled $93.5 million.

Income Taxes. The provision for income taxes for fiscal 1996 was $4.1 million as compared to $1.4 million in fiscal 1995. This increase was due primarily to the taxes on income from the European operation and the reduction in the tax benefit recognized related to the Company's deferred tax asset because of a valuation allowance due to the uncertainty of its ultimate realization.

Net Income. The net loss for fiscal 1996 was $25.6 million as compared to an income of $1.0 million in fiscal 1995. The net loss was due primarily to the restructuring and special charges of $30.0 million.

FISCAL YEAR ENDED NOVEMBER 4, 1995 ("FISCAL 1995") COMPARED TO FISCAL YEAR ENDED NOVEMBER 5, 1994 ("FISCAL 1994")

Net Sales. Net sales for fiscal 1995 increased $21.9 million, or 6.2%, from $354.2 million for fiscal 1994 to $376.1 million. Such a small increase is directly attributable to the general decline in retail business. In fiscal 1995, United States sales increased $.9 million, or .3%, to $277.9 million. As of November 4, 1995, the Company had a total backlog of confirmed domestic purchase orders of $128.5 million, compared to $218.2 million on November 5, 1994. In fiscal 1995, European sales increased by $21.0 million, or 27.2%, to $98.2 million attributable primarily to the Company's continued penetration of the European market. As of November 4, 1995, the Company had a backlog of confirmed European purchase orders of $37.9 million, an increase of 25.9% compared to $30.1 million on November 5, 1994.

Gross Profit. Gross profit for fiscal 1995 decreased $13.3 million. The Company generated sales because of outside contracted production. However, the Company was in a position where it generated sales but little gross profit. That had a negative impact on the Company's gross margin. Gross margin decreased to 19.2% from 24.1%. The decrease in the gross profit as a percentage of net sales in the United States was due primarily to contractor costs associated with increased production requirements to meet demand. European gross margin decreased from 41.4% in fiscal 1994 to 40.3% as a result of product mix.

Licensing Revenues. For the Company as a whole, licensing income increased
$.9 million for fiscal 1995, or 18.4%, from $4.9 million for fiscal 1994 to $5.8 million for fiscal 1995. Licensing revenues generated in the United States increased by approximately $.7 million, and licensing revenues generated in Europe increased by $.2 million. The increase in licensing income was due primarily to an increase in sales by existing licensees.

SG&A Expenses. Selling, general and administrative expenses ("SG&A" expenses) decreased by 5.9% to $69.4 million in fiscal 1995. The decrease was primarily due to the adoption of SOP 93-7 during fiscal 1994 (See Note 1 to the consolidated financial statements).

Operating Income. Operating income decreased by 49.4% from $16.4 million for fiscal 1994 to $8.5 million for fiscal 1995. In the United States, there was substantially no operating income in fiscal 1995 as compared to $8.4 million in the previous year. The decrease was primarily due to contractor costs associated with increased production requirements to meet demand. In Europe, operating income was $8.5 million as compared to $8.0 million for the comparable period of the previous year. This increase was a result of continued penetration of the market resulting in higher sales.

Interest and Finance Costs. Interest and finance costs increased $2.4 million, or 64.9%, from $3.7 million for fiscal 1994 to $6.1 million for fiscal 1995 due primarily to higher levels of borrowings. At November 4, 1995, the Company had $93.5 million of outstanding debt. At November 5, 1994, outstanding debt totaled $55.5 million.

Income Taxes. The provision for income taxes of $1.4 million for fiscal 1995, as compared to $2.7 million for fiscal 1994, reflects the recognition of a deferred tax asset of $2.4 million attributable to the Company's domestic net operating loss carryforward (See Note 7 to the consolidated financial statements).

Net Income. Net income decreased 90.5% to $1.0 million in fiscal 1995, a decrease of $9.5 from net income of $10.5 million earned in fiscal 1994.

Seasonality of Business--Quarterly Results. The Company experiences seasonal increases and decreases in its working capital requirements. This pattern results primarily from the demand for the Company's apparel products and the level of sales, which fluctuate moderately during the course of the calendar year as a result of seasonal buying trends. A moderate surge in sales of denim jeans and casual pants generally occurs during the fall back-to-school and Christmas holiday selling seasons. Back-to-school merchandise is shipped primarily during the Company's third quarter, while Christmas merchandise is shipped primarily during the Company's fourth quarter.

The following table summarizes the net sales, gross profit, operating income
(loss) and net income (loss) of the Company for each of the interim financial reporting periods in the last two fiscal years.

                            First        Second        Third       Fourth
(In Thousands)            Quarter       Quarter      Quarter      Quarter
------------------------------------------------------------------------------
Fiscal Year Ended
  November 2, 1996
  Net sales              $ 70,829      $ 84,344      $ 90,185     $ 73,432
  Gross profit             16,173        18,530        17,544       17,815
  Restructuring and
    special charges        15,000            --            --       15,000
  Operating income
    (loss)                (10,623)        3,430         5,269      (12,950)
  Net income (loss)       (13,772)          675         2,281      (14,748)
  Per common share:
    Income before
      restructuring
      and special
      charges              $ 0.12        $ 0.07        $ 0.23       $ 0.03
    Net income (loss)       (1.41)       $ 0.07        $ 0.23      $ (1.51)
Fiscal Year Ended
  November 4, 1995
  Net sales              $ 76,306     $ 107,405     $ 117,024     $ 75,333
  Gross profit             16,883        21,107        20,587       13,575
  Operating income
    (loss)                  3,577         5,370         5,000       (5,437)
  Net income (loss)         1,424         2,375         2,038       (4,825)
  Per common share:
    Net income (loss)      $ 0.15        $ 0.24         $0.21      $ (0.49)

Liquidity and Capital Resources. The Company's principal capital requirements have been to fund working capital needs and capital expenditures. The Company has historically relied primarily on internally generated funds, trade credit, bank borrowings and other debt offerings to finance these needs.

  In fiscal 1996, net cash of $39.5 million was provided by operations, as compared to $17.1 million used in operations in fiscal 1995 and $22.4 million provided by operations in fiscal 1994. The decrease from fiscal 1994 to 1995 was primarily due to the decrease in net income of $9.5 millioperations in fiscal 1994. The decrease from fiscal 1994 to 1995 was primarily due to the decrease in net income of $9.5 million, the decrease in accounts payable and accrued liabilities of $13.2 million and the increase in inventories of $13.9 million, which was partially offset by the decrease in accounts receivable of $5.9 million. The increase from fiscal 1995 to 1996 was primarily due to the decrease in inventories of $37.3 million and the decrease in accounts receivable of $6.9 million, which was partially offset by the decrease in accounts payable and accrued expenses of $6.2 million. The decrease in inventories and accounts receivable is primarily due to the decrease in net sales in the United States. Despite the decrease in net income of $26.6 million, approximately $20.0 million related to an increase in non-cash charges, primarily related to the restructuring and special charges recorded in fiscal 1996.

  Net cash used in investing activities decreased by $20.4 million in fiscal 1996 to $6.6 million and increased by $10.9 million in fiscal 1995 to $27.0 million. Cash used in investing activities has been primarily attributable to the acquisition and renovation of manufacturing, laundry and warehouse facilities. These investments were primarily financed by the proceeds of industrial development revenue bonds (IRBs).

  Net cash used in financing activities was $19.2 million, compared with $37.7 million and $6.3 million provided by financing activities in fiscal 1995 and 1994, respectively. In fiscal 1996, the Company repaid $6.5 million in loans under its revolving line of credit, $10.0 million in senior term loan and $2.7 million in other debt. The increase in fiscal 1995 was primarily due to the increase in the long-term debt attributable to the replacement of the senior notes of $23 million, the increase in the revolving line of credit of $6.5 million and the proceeds attributable to the IRBs of $14.8 million.

  As of November 2, 1996, the Company had credit agree-ments providing a $37.5 revolving line of credit and $43.0 million in senior notes payable. In addition, the Company had $26.2 million of IRBs outstanding at November 2, 1996, the proceeds of which were used to finance plant expansions. As of November 2, 1996, there was no outstanding balance on the revolving line of credit. In December 1996, the Company negotiated the prepayment of the outstanding balance of the senior notes payable of $43.0 million. In connection with the prepayment, the Company agreed to make a $500,000 make-whole payment. The Company also has foreign financing agreements with three banks providing term loans aggregating 4,600,000 deutsche marks (approximately $3,039,000) and lines of credit aggregating 18 million deutsche marks (approxi- mately $11,893,000). As of November 2, 1996, approximately $3.0 million was outstanding against the foreign term loans. (See Note 4 to the Consolidated Financial Statements).

  The Company has established a major manufacturing facility in Durango, Mexico. Production from this facility will begin during the second quarter of fiscal 1997 and the production will be used for the U.S. market. Management believes that the operation of this facility will enhance future domestic profit margins and that any capital expenditures required will be covered by internally generated cash.

  The Company has expanded its operations in Europe through the establishment of a subsidiary in Poland, HIS POLSKA. The Polish operation will be complete insofar as merchandising, marketing and distributing within the Polish market. The manufacturing of the merchandise to be sold will be done within Poland. All manufacturing will be done through the use of outside contracting which does not require capital expenditures.

  The Company is a holding company, and is dependent upon the receipt of dividends or other payments from its subsidiaries. The Company expects that cash generated from operations and the credit agreements will provide the financial resources sufficient to meet its foreseeable working capital and capital expenditure requirements. There can be no assurance, however, that the Company will not need to borrow from other sources during such period.

  In recent years, certain retail customers have experienced significant financial difficulties. The Company attempts to minimize its credit risk associated with these customers by closely monitoring its accounts receivable balances and their ongoing financial performance and credit status. Historically, the Company has not experienced material adverse effects from transactions with these customers. However, considering the customer concentration of the Company's net sales, any material financial difficulty experienced by a significant customer could have an adverse effect on the Company's financial position or results of operations.

Recent Accounting Standards. In March 1995, the Financial Accounting
Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets To Be Disposed Of," which requires that certain long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The Company has elected to early adopt this pronouncement and has reflected the effect of the impairment of long-lived assets in the restructuring and special charges recorded in fiscal 1996.

  In October 1995, the Financial Accounting Standards Board issued SFAS No. 123, "Accounting for Stock-Based Compen-sation," which allows the choice of either the intrinsic value method or the fair value method of accounting for employee stock options. The Company anticipates selecting the option to continue the use of the current intrinsic value method.

  Both of these statements are effective for fiscal years beginning after December 15, 1995.

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

TO THE BOARD OF DIRECTORS AND STOCKHOLDERS OF CHIC BY H.I.S, INC.

We have audited the accompanying consolidated balance sheets of Chic by H.I.S, Inc. and subsidiaries as of November 4, 1995 and November 2, 1996, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended November 2, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Chic by H.I.S, Inc. and subsidiaries as of November 4, 1995 and November 2, 1996, and the results of their operations and their cash flows for each of the three years in the period ended November 2, 1996, in conformity with generally accepted accounting principles.

  As discussed in Notes 1 and 7 to the consolidated financial statements, the Company changed its method of accounting for income taxes and advertising costs, respectively, in fiscal 1994.


/s/ BDO Seidman, LLP

BDO Seidman, LLP
New York, New York
December 31, 1996

CONSOLIDATED BALANCE SHEETS
Chic by H.I.S, Inc. and Subsidiaries

----------------------------------------------------------------------
(In Thousands, except share
data)                         Nov. 4, 1995        Nov. 2, 1996
----------------------------------------------------------------------
ASSETS (Note 4)
  CURRENT:
    Cash and cash
      equivalents                 $ 15,197            $ 27,178
    Accounts receivable--net
      of allowance of $371
      and $125 for doubtful
      accounts (Note 10)            40,181              33,309
    Inventories (Note 2)            95,623              58,360
    Deferred income taxes
      (Note 7)                       4,200               5,010
    Prepaid expenses and
      other current assets           3,438               1,465
----------------------------------------------------------------------
      Total Current Assets         158,639             125,322
  PROPERTY, PLANT AND
    EQUIPMENT, NET (Notes 3,
    4, 5 and 12)                    76,017              61,430
  INTANGIBLE ASSET RELATING
    TO PENSION (Note 6)                528                 396
  RESTRICTED FUNDS HELD BY
    TRUSTEE (Note 4 (b)(ii))           409                  --
  OTHER ASSETS                       3,932               1,112
----------------------------------------------------------------------
                                 $ 239,525           $ 188,260
----------------------------------------------------------------------
LIABILITIES AND
  STOCKHOLDERS' EQUITY
  CURRENT:
    Current maturities of
      long-term debt (Note
      4)                              $ --               $ 750
    Revolving bank loan
      (Note 4)                       6,500                  --
    Obligations under
      capital leases (Note
      5)                               702                 864
    Accounts payable                13,515              11,625
    Accrued liabilities:
      Payroll, payroll taxes
        and commissions              4,191               4,639
      Income taxes                   1,997               2,009
      Other                          8,340               4,666
----------------------------------------------------------------------
      Total Current
        Liabilities                 35,245              24,553
----------------------------------------------------------------------
  NON-CURRENT:
    Long-term debt (Note 4)         84,663              71,444
    Pension liability (Note
      6)                             4,592              10,023
    Obligations under
      capital leases (Note
      5)                             1,598               1,362
----------------------------------------------------------------------
      Total Non-Current
        Liabilities                 90,853              82,829
----------------------------------------------------------------------
COMMITMENTS (Notes 4, 5, 6,
  8, 11 and 12)
STOCKHOLDERS' EQUITY (Notes
  6 and 9):
  Preferred stock, $.01 par
    value--shares authorized
    10,000,000; none issued             --                  --
  Common stock, $.01 par
    value--25,000,000 shares
    authorized; 9,753,868
    issued and outstanding,
    in both years                       98                  98
  Paid-in capital                  105,526             105,526
  Retained earnings
    (deficit)                        8,800             (16,764)
  Foreign currency
    translation adjustment           3,068               1,645
  Excess of additional
    pension liability over
    intangible pension asset        (4,065)             (9,627)
----------------------------------------------------------------------
                                   113,427              80,878
----------------------------------------------------------------------
                                 $ 239,525           $ 188,260
----------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS
Chic by H.I.S, Inc. and Subsidiaries

                                                  Year ended
------------------------------------------------------------------------------
(In Thousands, except share
and per share amounts)          Nov. 5, 1994     Nov. 4, 1995    Nov. 2, 1996
------------------------------------------------------------------------------
NET SALES (Note 10)                $ 354,215        $ 376,068       $ 318,790
COST OF GOODS SOLD                   268,704          303,916         248,728
------------------------------------------------------------------------------
    Gross profit                      85,511           72,152          70,062
LICENSING REVENUES (Note
  11)                                  4,878            5,773           6,359
------------------------------------------------------------------------------
                                      90,389           77,925          76,421
SELLING, GENERAL AND
  ADMINISTRATIVE EXPENSES             68,066           69,415          61,295
RESTRUCTURING AND SPECIAL
  CHARGES (Note 12)                       --               --          30,000
SPECIAL NON-RECURRING
  CHARGE DUE TO CHANGE IN
  ACCOUNTING FOR
  ADVERTISING (Note 1)                 5,928               --              --
------------------------------------------------------------------------------
    Operating income
      (loss) before
      interest and finance
      costs                           16,395            8,510         (14,874)
LESS: Interest and finance
  costs                                3,677            6,129           6,544
------------------------------------------------------------------------------
    Income (loss) before
      provision for income
      taxes and cumulative
      effect of change in
      accounting method               12,718            2,381         (21,418)
PROVISION FOR INCOME TAXES
  (Note 7)                             2,660            1,369           4,146
------------------------------------------------------------------------------
    Income (loss) before
      cumulative effect of
      change in accounting
      method                          10,058            1,012         (25,564)
------------------------------------------------------------------------------
CUMULATIVE EFFECT OF
  CHANGE IN ACCOUNTING
  METHOD (Note 7)                        431               --              --
------------------------------------------------------------------------------

NET INCOME (LOSS)                   $ 10,489          $ 1,012       $ (25,564)
------------------------------------------------------------------------------
EARNINGS (LOSS) PER COMMON
  SHARE:
  Income (loss) before
    cumulative effect of
    change in accounting
    method                            $ 1.03            $ .10         $ (2.62)
------------------------------------------------------------------------------

  Cumulative effect of
    change in accounting
    method                             $ .05             $ --            $ --
------------------------------------------------------------------------------

  Net income (loss)                   $ 1.08            $ .10         $ (2.62)
------------------------------------------------------------------------------

WEIGHTED AVERAGE NUMBER OF
  COMMON SHARES AND SHARE
  EQUIVALENTS OUTSTANDING          9,726,032        9,753,868       9,753,868
------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
Years Ended November 5, 1994, November 4, 1995, and November 2, 1996 Chic by H.I.S, Inc. and Subsidiaries

                                                                                                                     Excess of
                                                                                                                    additional
                                                                                                                       pension
                                                                                                                     liability
                                                                                                      Foreign             over
                                                                                      Retained       currency       intangible
                                                   Common           Paid-in           earnings    translation          pension
(In Thousands)                    Total             stock           capital          (deficit)     adjustment            asset
-----------------------------------------------------------------------------------------------------------------------------------
BALANCE, NOVEMBER 6, 1993      $ 99,856              $ 97         $ 104,625          $ (2,701)          $ 483        $ (2,648)
  Net income                     10,489                --                --            10,489              --              --
  Stock options exercised            39                --                39                --              --              --
  Shares issued through
    public offering over
    allotment (Note 9)              863                 1               862                --              --              --
  Adjustment of excess of
    additional pension
    liability over
    intangible pension
    asset (Note 6)               (1,753)               --                --                --              --          (1,753)
  Foreign currency
    translation adjustment        1,374                --                --                --           1,374              --
-----------------------------------------------------------------------------------------------------------------------------------
BALANCE, NOVEMBER 5, 1994       110,868                98           105,526             7,788           1,857          (4,401)
  Net income                      1,012                --                --             1,012              --              --
  Adjustment of excess of
    additional pension
    liability over
    intangible pension
    asset (Note 6)                  336                --                --                --              --             336
  Foreign currency
    translation adjustment        1,211                --                --                --           1,211              --
-----------------------------------------------------------------------------------------------------------------------------------
BALANCE, NOVEMBER 4, 1995       113,427                98           105,526             8,800           3,068          (4,065)
  Net loss                      (25,564)               --                --           (25,564)             --              --
  Adjustment of excess of
    additional pension
    liability over
    intangible pension
    asset (Note 6)               (5,562)               --                --                --              --          (5,562)
  Foreign currency
    translation adjustment       (1,423)               --                --                --          (1,423)             --
-----------------------------------------------------------------------------------------------------------------------------------
BALANCE, NOVEMBER 2, 1996      $ 80,878              $ 98         $ 105,526         $ (16,764)        $ 1,645        $ (9,627)
-----------------------------------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
Chic by H.I.S, Inc. and Subsidiaries

                                              Year ended
------------------------------------------------------------------------------
(In Thousands)              Nov. 5, 1994    Nov. 4, 1995    Nov. 2, 1996
------------------------------------------------------------------------------
Cash Flows From Operating
  Activities:
  Net income (loss)            $ 10,489          $ 1,012       $ (25,564)
------------------------------------------------------------------------------
  Adjustments to reconcile
    net income (loss) to
    net cash provided by
  (used in) operating
  activities:
    Non-cash restructuring
      and special charges            --               --          22,599
    Depreciation and
      amortization                5,931            6,201           3,687
    Allowance for doubtful
      accounts                       --              102              --
    Deferred income taxes        (1,824)          (2,438)           (630)
    Decrease (increase)
      in:
      Accounts receivable          (762)           5,860           6,872
      Inventories                (9,918)         (13,923)         37,263
      Prepaid expenses and
        other current
        assets                    3,030           (1,181)          1,793
      Other assets                  123              538            (355)
    Increase (decrease)
      in:
      Accounts payable            9,454          (12,118)         (1,890)
      Accrued liabilities         5,835           (1,110)         (4,297)
------------------------------------------------------------------------------
        Total adjustments        11,869          (18,069)         65,042
------------------------------------------------------------------------------
        Net cash provided
          by (used in)
          operating
          activities             22,358          (17,057)         39,478
------------------------------------------------------------------------------
Cash Flows From Investing
  Activities:
  Purchase of property,
    plant and equipment         (16,083)         (26,991)         (6,582)
------------------------------------------------------------------------------
Cash Flows From Financing
  Activities:
  Repayment of foreign
    bank debt                      (358)              --              --
  Increase (decrease) in
    loans under revolving
    line of credit                   --            6,500          (6,500)
  Repayment of long-term
    debt                         (3,400)         (23,578)        (10,000)
  Increase (decrease) in
    long-term debt                   --           43,000          (2,081)
  Proceeds from issuance
    of common stock                 902               --              --
  Due from trustee                   --               --             409
  Proceeds from issuance
    of Industrial
    Development Revenue
    Bonds                        10,456           14,764              --
  Increase in deferred
    financing costs                 (79)          (2,144)           (114)
  Principal payments under
    capitalized lease
    obligations                  (1,225)            (834)           (895)
------------------------------------------------------------------------------
    Net cash provided by
      (used in) financing
      activities                  6,296           37,708         (19,181)
------------------------------------------------------------------------------
  Increase (decrease) in
    cash and cash
    equivalents                  12,571           (6,340)         13,715
Effect of exchange rates
  on cash                         1,878            1,585          (1,734)
Cash and Cash Equivalents,
  beginning of period             5,503           19,952          15,197
------------------------------------------------------------------------------
Cash and Cash Equivalents,
  end of period                $ 19,952         $ 15,197        $ 27,178
------------------------------------------------------------------------------

Supplemental Disclosures
  of Cash Flow
  Information:
  Cash paid during the
    year for:
    Interest                    $ 3,355          $ 7,018         $ 8,869
    Taxes                         2,224            1,069           4,914
Non-Cash Investing and
  Financing Activities:
  Capital leases entered
    into during the year            949               87             821
  Restricted funds held by
    trustee from issuance
    of Industrial
    Development Revenue
    Bonds                       $ 2,708            $ 409            $ --

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Chic by H.I.S, Inc. and Subsidiaries

1. SUMMARY OF ACOUNTING POLICIES

(a) Principles of Consolidation. The consolidated financial statements include the accounts of Chic by H.I.S, Inc. (the "Company") and its wholly-owned domestic subsidiaries, Henry I. Siegel Company, Inc. ("Siegel") and Chic Holdings Corp., formed in 1991, and its wholly-owned German subsidiary, h.i.s. sportswear GmbH ("Sportswear") and their respective subsidiaries. Intercompany accounts and transactions have been eliminated in consolidation.

(b) Business. The Company designs, manufactures and distributes moderately priced jeans, casual pants and shorts. The Company is headquartered in New York City, with manufacturing facilities located in Tennessee, Kentucky, Mississippi and Alabama. Domestically, the Company markets its jeans and casual pants primarily to mass merchandisers and to department stores and specialty stores under the "Chic" and "H.I.S" brand names. Its foreign operations are conducted by Sportswear, which markets the Company's branded products in Europe. In addition, the Company derives licensing income from the use primarily of its "Chic" trade-mark by manufacturers of various products that the Company does not produce.

(c) Reporting Periods. For financial reporting purposes, the Company reports on a 52- to 53-week year ending on the first Saturday subsequent to October
31. The fiscal years ended November 5, 1994, November 4, 1995 and November 2, 1996 each contained 52 weeks.

(d) Foreign Currency Translation. The financial statements of the foreign subsidiary are translated into U.S. dollars in accordance with Statement of Financial Accounting Standards (SFAS) No. 52, "Foreign Currency Translation." Balance sheet accounts are translated at the current exchange rate and income statement items are translated at the average exchange rate for the period. Gains and losses resulting from the translation are accumulated in a separate component of stockholders' equity.

(e) Inventories. Inventories are valued at the lower of cost (first-in, first-out) or market.

(f) Depreciation. Depreciation of property, plant and equipment is computed by the straight-line method over the estimated useful life of the respective assets.

(g) Leased Property Under Capital Leases. Property under capital leases is amortized over the lives of the respective leases or the useful lives of the assets.

(h) Advertising Costs. During the fourth quarter of fiscal 1994, the Company adopted the AICPA Statement of Position (SOP) 93-7, "Reporting on Advertising Costs." The SOP restricts the deferral of advertising costs, except direct-response advertising which meets specified criteria, beyond the date incurred or the date the advertising first takes place. Prior to the adoption of SOP 93-7, these costs were generally expensed over their useful life.

(i) Income Taxes. Effective November 7, 1993, the Company adopted the liability method specified by SFAS No. 109 "Accounting for Income Taxes."

(j) Earnings per Common Share. Earnings per common share are computed based upon the weighted average number of outstanding shares of common stock during the respective years and, when dilutive, common equivalent shares applicable to assumed exercise of stock options and warrants.

(k) Revenue Recognition. Sales are recognized upon shipment of products or, in the case of licensing revenues, when products using the Company's brand name are sold by licensees or minimum guaranteed royalties are due.

(l) Statements of Cash Flows. For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

(m) Stock Options. During 1995, SFAS No. 123 "Accounting for Stock Based Compensation," which allows a choice of either the intrinsic value method or the fair value method of account- ing for employee stock options, was issued. This standard is effective for fiscal years that begin after December 15, 1995. Although the Company has not elected early adoption, it expects to select the option to continue the use of the current intrinsic value method.

(n) Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(o) Long-Lived Assets. In March 1995, the Financial Account-ing Standards Board issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," which requires that certain long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. This standard is effective for fiscal years that begin after December 15, 1995. The Company has elected to early adopt this pronouncement and has reflected the effect of the impairment of long-lived assets in the restructuring and special charges recorded in fiscal 1996 (Note 12).

(p) Fair Value of Financial Instruments. The carrying values of financial instruments including cash and cash equivalents, accounts receivable and accounts payable approximate fair value due to the relatively short maturities of these instru-ments. The carrying value of long-term debt approximates the fair value for similar debt issues based on quoted market prices or current rates offered to the Company for debt of the same maturities.

(q) Presentation of Prior Year Data. Certain reclassifications have been made to conform prior year data with the current presentation.

2. INVENTORIES

Inventories consist of the following:

(In Thousands)                Nov. 4, 1995        Nov. 2, 1996
----------------------------------------------------------------------
Raw materials                     $ 11,852             $ 9,162
Work-in-process                     15,877              12,629
Finished goods                      67,894              36,569
----------------------------------------------------------------------
                                  $ 95,623            $ 58,360
----------------------------------------------------------------------

3. PROPERTY PLANT AND EQUIPMENT

Major classes of property, plant and equipment consist of the following:

                                                               Estimated
(In Thousands)             Nov. 4, 1995     Nov. 2, 1996    useful lives
------------------------------------------------------------------------------
Land                              $ 794            $ 789
Buildings and improvements       54,018           55,538        30 years
Machinery and equipment
  (including data
  processing and
  transportation
  equipment)                     42,983           22,205       3-7 years
Construction in progress            778               --
------------------------------------------------------------------------------
                                 98,573           78,532
  Less: Accumulated
    depreciation                 26,592           19,800
------------------------------------------------------------------------------
                                 71,981           58,732
------------------------------------------------------------------------------
Equipment under capital
  leases                          8,060            8,881         7 years
  Less: Accumulated
    amortization                  4,024            6,183
------------------------------------------------------------------------------
                                  4,036            2,698
------------------------------------------------------------------------------
                               $ 76,017         $ 61,430
------------------------------------------------------------------------------

4. NOTES PAYABLE, LONG-TERM DEBT AND FOREIGN FINANCING AGREEMENTS

Long-term debt consists of the following:

(In Thousands)             Nov. 4, 1995      Nov. 2, 1996
------------------------------------------------------------------------------
Notes payable--revolving
  credit agreement (a)          $ 6,500             $ --
Senior term loan (a)             10,000               --
Senior notes payable (a)         43,000           43,000
Industrial Development
  Revenue Bonds (b)(i)            3,000            3,000
Industrial Development
  Revenue Bonds (b)(ii)           8,700            8,700
Industrial Development
  Revenue Bonds (b)(iii)          5,000            5,000
Industrial Development
  Revenue Bonds (b)(iv)           9,455            9,455
Foreign bank term loan (c)        5,508            3,039
------------------------------------------------------------------------------
                                 91,163           72,194
  Less: Current portion           6,500              750
------------------------------------------------------------------------------
                               $ 84,663         $ 71,444
------------------------------------------------------------------------------

(a) On June 30, 1993, the Company entered into two financing agreements in the United States aggregating $40 million, which was used to pay off all outstanding indebtedness under its former credit facility. The agreements provided for a $10 million revolving credit line, a $10 million term loan and $20 million of senior notes. In December 1994, the Company amended the terms of its revolving credit line to increase the revolving credit facility from $10.0 million to $37.5 million. Borrowings under the revolving credit bear interest at either the prime rate or the Eurorate plus 1.25% at the Company's option. The term loan, which would have been due on June 30, 1997, was repaid in fiscal 1996. On June 30, 1995, the $20 million of 8.11% senior notes were replaced by $43 million of new notes consisting of $25 million 7.5% senior notes due June 30, 2003 and $18 million 7.67% senior notes due June 30, 2005. In February 1996, the Company amended the terms of the credit agreement, increasing the interest rate on the $25 million and $18 million senior notes from 7.5% to 8.375% and 7.67% to 8.545%, respectively, for the period from February 14, 1996 to November 2, 1996. On November 3, 1996 the interest rates reverted back to the original 7.5% and 7.67%. In December 1996, the Company negotiated the prepayment of the outstanding balance of the senior notes payable of $43.0 million.

  The agreements contain various covenants including, among others, requirements relating to the maintenance of certain financial ratios and limitations on dividends and other restricted payments. The Company has obtained waivers where required.

(b)(i) In May 1990, the Company borrowed $4.5 million in connection with the issuance of Industrial Development Revenue Bonds by the County of Carroll, Tennessee to construct a manufacturing facility. The bonds which were scheduled to mature on May 1, 2000 were refinanced in April 1995 through the issuance of new IRBs in an aggregate principal amount of $3 million. The new bonds mature April 1, 2005, bear an average interest rate of 7.0% and are guaranteed by the Company.

  (ii) In September 1993, the Company borrowed $8.7 million in connection with the issuance of Industrial Development Revenue Bonds by the County of Carroll, Tennessee to construct an addition to the distribution center. The bonds mature on September 1, 2003, and bear interest at 8% per annum. Principal payments commence on September 1, 1997. The bonds are collateralized by the related real estate and are guaranteed by the Company.

  (iii) In September 1994, the Company borrowed $5.0 million in connection with the issuance of Industrial Building Revenue Bonds by the City of Hickman, Kentucky to (1) acquire land and building, (2) renovate and expand such manufacturing facility, (3) purchase land and build a laundry facility. The bonds are payable in annual installments commencing on August 1, 2000. The bonds, which are not collateralized, mature as follows:

                            (In Thousands)     Interest Rate
-----------------------------------------------------------------
August 1, 2000                       $ 375               6.10%
August 1, 2001                         395               6.20%
August 1, 2002                         420               6.30%
August 1, 2003                         445               6.40%
August 1, 2004                         475               6.50%
August 1, 2009                       2,890               6.95%

  The proceeds of the Industrial Revenue Bonds were held in trust on deposit with First America Trust Company. These funds were restricted for the Hickman, Kentucky Projects. These assets were invested in prime commercial paper that mature within one year and bear interest at approximately 4.6% per annum.

  (iv) On February 23, 1995, the Company borrowed approximately $9.45 million in connection with the issuance of Industrial Development Revenue Bonds by Fulton County, Kentucky. The proceeds were used to (i) acquire and improve a tract of land in Fulton County, (ii) construct and equip a laundry facility on such land, (iii) finance capitalized interest on the bonds during the construction period and (iv) cover a portion of the costs of the issuance of the bonds. Principal payments on the bonds are to be made in annual installments beginning on February 1, 2001 and ending on February 1, 2010. The bonds on average bear interest at the rate of approximately 7.5% per annum and mature as follows:

                            (In Thousands)     Interest Rate
-----------------------------------------------------------------
February 1, 2001                     $ 670               7.20%
February 1, 2002                       720               7.20%
February 1, 2003                       770               7.20%
February 1, 2004                       830               7.60%
February 1, 2005                       890               7.60%
February 1, 2006                       960               7.60%
February 1, 2007                     1,030               7.60%
February 1, 2008                     1,110               7.50%
February 1, 2009                     1,195               7.50%
February 1, 2010                     1,280               7.50%

  (c) Foreign Financing Agreements (i) In fiscal 1996, Sportswear entered into financing agree-ments with three banks to provide term loans aggregating 4,600,000 deutsche marks (approximately $3,039,000). The term loans bear an average interest of 6.1% and mature through fiscal 2000.

  (ii) Sportswear has lines of credit with three banks to provide up to 18 million deutsche marks (approximately $11,893,000) at prevailing interest rates, which approximated 8.0% at November 2, 1996. The lines of credit generally have no termination date but are reviewed periodically for renewal at the option of the banks.

  (d) Long-term debt maturities are as follows:

Fiscal year ending          (In Thousands)
--------------------------------------------------
1997                                 $ 750
1998                                 8,921
1999                                 8,771
2000                                 9,892
2001                                 9,710
Thereafter                          34,150
--------------------------------------------------
                                  $ 72,194
--------------------------------------------------

5. CAPITALIZED LEASE OBLIGATIONS

The Company has entered into lease/purchase agreements for certain machinery and equipment. Future minimum lease payments under capital leases, and the present value of the net minimum lease payments as of November 2, 1996 are as follows:

Fiscal year ending            (In Thousands)
----------------------------------------------------
1997                                 $ 1,015
1998                                     784
1999                                     408
2000                                     159
2001                                      59
Thereafter                                91
----------------------------------------------------
                                       2,516
  Less: Amount representing
    interest                             290
----------------------------------------------------
  Present value of net
    minimum lease payments:
    Total                              2,226
    Due within one year                  864
----------------------------------------------------
    Due after one year               $ 1,362
----------------------------------------------------

6. PENSION PLAN

The Company has a non-contributory defined benefit pension plan for the eligible employees of Siegel who have met certain service requirements. The normal retirement age is 65, with early retirement optional at age 62, provided the length of service requirements, as defined in the plan, have been met.

  Benefits are based upon length of service and a percentage of compensation subject to limitation. The Company's funding policy is to contribute amounts determined annually on an actuarial basis that provides for current and future benefits in accordance with funding requirements of Federal law and regulations.

  The following table sets forth the plan's funded status and amounts recognized in the Company's financial statements at November 4, 1995 and November 2, 1996:

(In Thousands)                  Nov. 4, 1995       Nov. 2, 1996
----------------------------------------------------------------------
Actuarial present value of
  benefit obligations:
  Accumulated benefit
    obligation, including
    vested benefits of
    $15,400 and $20,500          $ (16,600)          $ (22,200)
----------------------------------------------------------------------
Projected benefit obligation
  for services rendered to
  date                             (16,600)            (22,200)
Plan assets at fair value,
  primarily bonds                   11,424              13,221
----------------------------------------------------------------------
Projected benefit obligation
  in excess of plan assets          (5,176)             (8,979)
Unrecognized net loss from
  past experience different
  from that assumed                  4,065               9,627
Unrecognized prior service
  cost                                 112                  84
Unrecognized net obligation
  at November 1, 1987 being
  recognized over 12 years             415                 312
Adjustment required to
  recognize minimum
  liability                         (4,592)            (10,023)
----------------------------------------------------------------------
    Accrued pension
      liability                     (5,176)             (8,979)
    Less: Current portion             (584)              1,044
----------------------------------------------------------------------
                                  $ (4,592)          $ (10,023)
----------------------------------------------------------------------

Net pension cost recognized in the consolidated statements of operations consisted of the following:

                                                  Year ended
------------------------------------------------------------------------------
(In Thousands)             Nov. 5, 1994     Nov. 4, 1995    Nov. 2, 1996
------------------------------------------------------------------------------
Service cost--benefits
  earned during the period        $ 335            $ 368           $ 358
Interest cost                     1,246            1,305           1,403
Actual return on plan
  assets                            932           (1,351)           (202)
Net amortization and
  deferral                       (1,699)             670            (683)
------------------------------------------------------------------------------
Net pension cost                  $ 814            $ 992           $ 876
------------------------------------------------------------------------------

Assumptions used in accounting for pension costs are as follows:

                                   1994             1995            1996
----------------------------------------------------------------------------
Discount rate                      8.5%             8.5%            8.5%
Expected long-term rate of
  return on assets                 8.5%             8.5%            8.5%

As of October 31, 1996, the mortality assumption has been changed from the 1951 GAM table to the 1983 GAM table. Since the life expectancy rates under the 1983 GAM table are longer, the effect of the change is to increase the projected benefit obligation.

7. INCOME TAXES

The components of earnings (loss) before income taxes and the related provision for income taxes are presented below:

                                                  Year ended
------------------------------------------------------------------------------
(In Thousands)             Nov. 5, 1994      Nov. 4, 1995    Nov. 2, 1996
------------------------------------------------------------------------------
Earnings (loss) before
  income taxes:
  United States                 $ 5,180         $ (5,698)      $ (31,395)
  Europe                          7,538            8,079           9,977
------------------------------------------------------------------------------
                                 12,718            2,381         (21,418)
------------------------------------------------------------------------------

Provision for income
  taxes:
  Current:
    U.S. Federal                  1,393               --              --
    State and local                 300              392             350
    Europe                        2,360            3,415           4,426
------------------------------------------------------------------------------
                                  4,053            3,807           4,776
------------------------------------------------------------------------------
  Deferred:
    U.S. Federal                 (1,393)          (2,438)           (630)
------------------------------------------------------------------------------
------------------------------------------------------------------------------
    Total                       $ 2,660          $ 1,369         $ 4,146
------------------------------------------------------------------------------

  A reconciliation of the provision for income taxes to the amounts which would have been recorded using the statutory U.S. Federal income tax rate is as follows:

                                                  Year ended
------------------------------------------------------------------------------
(In Thousands)             Nov. 5, 1994     Nov. 4, 1995    Nov. 2, 1996
------------------------------------------------------------------------------
Provision for income taxes
  at the statutory rate         $ 4,324            $ 810        $ (7,282)
Increase (decrease) for
  the effect of:
  State and local income
    taxes, net of Federal
    tax benefit                     198              259             231
  Foreign income taxes             (204)             671           1,034
  Utilization of net
    operating loss
    carryforward                 (2,138)              --              --
  Change in valuation
    allowance                        --               --           8,950
  Permanent differences             382             (140)            396
  Other (net)                        98             (231)            817
------------------------------------------------------------------------------
    Provision for income
      taxes                     $ 2,660          $ 1,369         $ 4,146
------------------------------------------------------------------------------

  Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

  As of November 4, 1995, the Company had a net deferred tax asset of approximately $4.2 million primarily attributable to tax credit carryforwards of $1.0 million and net operating loss carryforwards of $3.2 million. As of November 2, 1996, the Company has a net deferred tax asset of approximately $14.0 million, consisting of tax credit carryforwards of $1.0 million and net operating loss carryforwards and restructuring charges of $14.2 million, which are partially offset by a deferred tax liability attributable to fixed assets of approximately $1.2 million. A valuation allowance of approximately $9.0 million has been recorded to reduce the deferred tax asset to the extent its ultimate realization is uncertain. The Company's net operating loss carryforwards totaling $16.1 million at November 2, 1996 expire on various dates from 2009 to 2011.

  In addition, the Company had a deferred tax asset attribut-able to an additional pension liability charged to stockholders' equity of $1.5 million and $3.7 million as of November 4, 1995 and November 2, 1996, respectively, for which a full valuation reserve has been provided due to the uncertainty of its ultimate realization.

  No provision has been made for U.S. Federal and foreign withholding taxes on $8.5 million of the undistributed earnings of the foreign subsidiary from prior years, as the Company intends to indefinitely reinvest such earnings.

  Effective November 7, 1993, the Company adopted SFAS No. 109, "Accounting for Income Taxes." The cumulative effect of this adoption was an increase in net income of $431,000, or $.05 per share for fiscal 1994.

8. COMMITMENTS

(a) Leases The minimum annual rental commitments under non-cancellable leases as of November 2, 1996 are as follows (In Thousands):

                                             Real estate      Machinery,
                                                     and      automotive
Fiscal year ending                Total        buildings  equipment, etc.
----------------------------------------------------------------------------
1997                            $ 2,981          $ 1,970         $ 1,011
1998                              2,551            1,854             697
1999                              1,844            1,583             261
2000                                854              767              87
2001                                788              719              69
Thereafter                      $ 2,805          $ 2,665           $ 140

  Rent expense for the years ended November 5, 1994, November 4, 1995 and November 2, 1996 totaled $4,392,000, $4,125,000 and $3,266,000, respectively.

  (b) Consulting and Employment Agreements The Company has employment agreements with six officers which have initial terms that expire on various dates through 2001, and a consulting agreement with the former owner of the business of Siegel, which has an initial term that expires in 1998, which aggregate $2,375,000 in annual compensation.

9. STOCKHOLDERS' EQUITY

(a) Common Stock. On June 17, 1994, the underwriter of a secondary public offering of common stock of the Company exercised an over-allotment option that the Company had granted to the underwriter in connection with the public stock offering. The Company issued approximately 97,000 shares of common stock pursuant to the exercise of this over-allotment option.

(b) Stock Options. In February 1993, the Company's stock option plan (the "Plan") was adopted. Under the Plan, options to purchase an aggregate of not more than 600,000 shares of common stock may be granted from time to time to key employees, officers, directors, and consultants of the Company or its affiliates. Stock appreciation rights related to options ("related SARs") and stock appreciation rights not related to options ("unrelated SARs") may also be granted to the aforementioned groups.

  The Plan is administered by the Stock Option Committee (the "Committee") under the Plan. The per share exercise price for stock options may not be less than 100% of the fair market value of common stock on the date the option is granted (110% of the fair market value on the date of grant for incentive stock options if the optionee is more than a 10%-owner of the Company). The exercise price for unrelated SARs cannot be less than 100% of the common stock price on the date of grant. For related SARs, the exercise price cannot be less than 100% of the fair market value of common stock on the date of grant of the options. Options and SARs may be granted for a term to be determined by the Committee of not more than ten years from the date of grant.

  During 1993 and 1994, stock options were granted to officers and employees to purchase 477,159 shares of common stock at an exercise price of $11.50 per share. These options were originally scheduled to vest equally over a period of three years from date of grant and were exercisable for a term of five years commencing on the date of grant.

  In August 1994, the vesting schedule of all outstanding options was accelerated and all of such options became immediately exercisable.

  On December 9, 1995, the Stock Option Committee approved the replacement of outstanding options under the Stock Option Plan with new options. The new options have substantially the same terms as the replaced options except for the following:

  (a) The new options have an exercise price of $5.875 per share, reflecting the fair market value of a share of Chic common stock on December 9, 1995; and

  (b) the new options expire five years from the date of grant, i.e., December 8, 2000.

  A summary of activity for the Company's stock option plan is presented below:

                                                Exercise price
                             Option shares     range per share
----------------------------------------------------------------------
Balance, November 6, 1993          480,425              $11.50
Granted                              8,250               11.50
Exercised                           (3,366)              11.50
Cancelled                           (8,150)              11.50
----------------------------------------------------------------------
Balance, November 5, 1994          477,159              $11.50
----------------------------------------------------------------------
Granted                             78,800         9.875-11.50
Exercised                               --                  --
Cancelled                          (18,125)              11.50
----------------------------------------------------------------------
Balance, November 4, 1995          537,834              $11.50
----------------------------------------------------------------------
Granted                             20,450             4-5.875
Exercised                               --                  --
Cancelled                          (32,750)              5.875
----------------------------------------------------------------------
BALANCE, NOVEMBER 2, 1996          525,534              $5.875
----------------------------------------------------------------------

                                                  Year ended
---------------------------------------------------------------------------
                           Nov. 5, 1994     Nov. 4, 1995    Nov. 2, 1996
---------------------------------------------------------------------------
Exercisable                     477,159          537,834         525,534
Available for future
  grants                        122,841           62,166          74,466

  In January 1995, the Board of Directors adopted the Chic by H.I.S, Inc. 1995 Stock Option Plan for Non-Employee Directors (the "Formula Plan"), which permits the award of options to purchase an aggregate of up to 80,000 shares of common stock of the Company to certain non-employee directors. Awards under the Formula Plan are made pursuant to a formula that is set forth in the plan. The Formula Plan was approved by the shareholders in February 1995 and options to purchase 40,000 shares of common stock, at an exercise price of $9.875 per share, have been awarded to certain non-employee directors. The outstanding options became fully exercisable July 1995--six months after the date they were granted.

10. GEOGRAPHIC INFORMATION

The Company operates primarily in two reportable geographical areas. Geographic information was:

                                            Year ended
------------------------------------------------------------------------------
(In Thousands)             Nov. 5, 1994     Nov. 4, 1995    Nov. 2, 1996
------------------------------------------------------------------------------
Net sales:
  United States               $ 276,932        $ 277,896       $ 212,121
  Europe                         77,283           98,172         106,669
------------------------------------------------------------------------------
                              $ 354,215        $ 376,068       $ 318,790
------------------------------------------------------------------------------

Income (loss) from
  operations:
  United States                 $ 8,424            $ (16)      $(25,256 )
  Europe                          7,971            8,526          10,382
------------------------------------------------------------------------------
                               $ 16,395          $ 8,510       $ (14,874)
------------------------------------------------------------------------------

Identifiable assets:
  United States               $ 186,138        $ 204,556       $ 156,096
  Europe                         26,565           34,969          32,164
------------------------------------------------------------------------------
                              $ 212,703        $ 239,525       $ 188,260
------------------------------------------------------------------------------

  Substantially all of the Company's sales are to retailers throughout the United States and Europe. Sales to two major customers (with sales in excess of 10% of total sales) approxi-mated, on an individual basis, 22.3% and 13.1% for the year ended November 5, 1994, 23.2% and 14.0% for the year ended November 4, 1995 and 25.5% and 12.2% for the year ended November 2, 1996, respectively. The receivables from the two major customers at November 4, 1995 and November 2, 1996 represent approximately 43.1% and 41.3%, respectively, of the total accounts receivable balance. The Company reviews a customer's credit history before extending credit and obtains credit insurance on certain account balances. An allowance for possible losses is established based upon factors surround- ing the credit risk of specific customers, historical trends and other information.

11. LICENSING REVENUES

The Company has entered into licensing agreements providing for the use of its trademark, "CHIC" for three- or five-year terms. The Company generally receives royalty payments of 5% of net sales made by licensees, with guaranteed minimum payments payable in quarterly installments. Remaining annual minimum amounts are as follows:

(In Thousands)
----------------------------------------------------
1997                                 $ 2,439
1998                                   1,269
1999                                     406
2000                                     350
2001                                     200
----------------------------------------------------
                                     $ 4,664
----------------------------------------------------

12. RESTRUCTURING AND SPECIAL CHARGES

During the first and fourth quarters of fiscal 1996, manage-ment authorized and committed the Company to undertake significant downsizing and operational changes which, during the year, resulted in restructuring and special charges of $30 million.

  The charge in the first quarter included the closing of certain manufacturing facilities in Tennessee and Kentucky. These first quarter closures resulted in the termination of approximately 940 employees and resulted in a total charge against earnings aggregating $15 million. In the fourth quarter, the Company identified additional manufacturing facilities to be closed. The Company has also started to move certain manufacturing operations to Mexico, although as of November 2, 1996 no formal operations have begun there. The additional closures will result in the termination of approximately 700 employees, and resulted in a total charge against earnings aggregating $15 million.

  Concurrent with the establishment of its restructuring plan, the Company evaluated its accounting policy for measuring the recoverability of its long-lived assets and elected early adoption of SFAS No. 121, "Accounting for Impairment of Long-Lived Assets and Assets to be Disposed Of." The write-off of property and equipment primarily represents the difference between the carrying values and fair value of the equipment which has been or will be disposed of as part of the restruc-turing. Fair value was determined based on management's estimate of recoverability, net of costs, upon disposition of the assets, which was not material. The write-off of costs related to the downsizing of production relates primarily to manufac-turing losses incurred during the wind-down period at the closed facilities. Start-up costs incurred relating to the move to Mexico include certain relocation and consulting costs. Other plant closing costs relate primarily to employee benefits, severance costs and remaining lease obligations, etc.

  The Company has identified additional facilities that will most likely be closed during fiscal 1997. The majority of fixed assets at these facilities will be disposed of if such closures take place. The Company intends to continue the relocation of certain of its manufacturing operations to Mexico due to the favorable cost structure there; accordingly, the fourth quarter charge includes approximately $5.4 million to adjust the carrying value of cutting and other manufacturing equipment at these identified facilities.

  Substantially all of the above charges represent non-cash items related to the write-off of production assets, and other costs related to plant expansion and excess production costs. The balance of the remaining liability related to plant closure of $1.1 million is included in other accrued expenses as of November 2, 1996. The Company expects to complete its plans during fiscal 1997.

  The charges are summarized below:

(In Thousands)             First Quarter  Fourth Quarter           Total
------------------------------------------------------------------------------
Write-downs of property
  and equipment                 $ 7,500         $ 11,000        $ 18,500
Cost inefficiencies,
  caused by downsizing            3,800               --           3,800
Start-up costs relating to
  Mexican operations                 --              800             800
Other costs                       3,700            3,200           6,900
------------------------------------------------------------------------------
                               $ 15,000         $ 15,000        $ 30,000
------------------------------------------------------------------------------

13. DIVIDEND POLICY

The Company has not paid any cash or other dividends on its common stock in the last two years. As a holding company, the ability of the Company to pay dividends is dependent upon the receipt of dividends or other payments from its subsidiaries. The Company is restricted from paying any dividends according to the Company's domestic credit facility which generally limits the payment of dividends (aggregated with certain other restricted payments and restricted invest-ments) by the Company, and by the domestic bank subsid-iaries to the Company, to 50% of the Company's consolidated net income computed on a cumulative basis from and after May 8, 1993.

PRICE RANGE OF COMMON STOCK


                                       1995                       1996
------------------------------------------------------------------------------
                                High           Low          High           Low
------------------------------------------------------------------------------
First Quarter                $ 113/8        $ 91/8        $ 61/4        $ 41/2
Second Quarter                 111/8          91/2          71/4          43/4
Third Quarter                  121/8         101/2          61/2          45/8
Fourth Quarter                 101/2          51/4          5             37/8

  The Company's Common Stock is traded on the New York Stock Exchange under the symbol "JNS."

  As of December 31, 1996, there were 149 stockholders of record.



Design: RKC! (Robinson Kurtin Communications! Inc)

EXECUTIVE OFFICERS AND DIRECTORS

BURTON M. ROSENBERG
Chief Executive Officer
Chairman of the Board

MILAN DANEK
Managing Director-European Operations
Director

ROLAND L. KIMBERLIN
President-Manufacturing Operations
Director

ROBERT F. LUEHRS
President-Marketing
Director

JOHN CHIN
Chief Financial Officer-Treasurer

STUART JAEGER
Controller-Secretary

STEPHEN WEINER
Executive Vice President

HIRSH JACOBSON
Director (1) (2)

HARVEY SILVERMAN
Chief Financial Officer of Meltzer Enterprises
Director (1) (2)

JESSE S. SIEGEL
Consultant to the Company
Director

EDWARD J. WALSH, JR.
Counsel to Vedder, Price, Kaufman, Kammholz & Day Director (1) (2)

RICHARD HOWE
Co-owner of Penobscot Bay Provisions Co.
Former Executive Vice President of John Hancock
Freedom Securities Corp.
Director (1)

RICA SPECTOR
Dean and Chairperson of Woodmere Middle School
Director (2)

COMMITTEES OF BOARD:
(1) Audit Committee
(2) Compensation Committee

WORLDWIDE LOCATIONS

LOCATIONS UNITED STATES:
Corporate Offices:
New York, NY

SHOWROOMS:
Chicago, IL
Dallas, TX
New York, NY

MANUFACTURING AND DISTRIBUTION:
Belmont, MS
Bruceton, TN
Camden, TN
Clinton, KY
Durango, Mexico
Fulton, KY
Gleason, TN
Hickman, KY
Monticello, KY
Phil Campbell, AL
Saltillo, TN
South Fulton, TN
Tiptonville, TN
Trezevant, TN

LOCATION CANADA:
Quebec, Canada

LOCATIONS EUROPE:
Office and Warehouse:
Garching, Germany
Prague, Czech Republic
Warsaw, Poland

SHOWROOMS:
Bergheim, Austria
Berlin, Germany
Munich, Germany
Neuss, Germany
Prague, Czech Republic
Warsaw, Poland
Zurich, Switzerland

INDEPENDENT PUBLIC ACCOUNTANTS:
BDO Seidman, LLP
New York, NY

TRANSFER AGENT AND REGISTRAR:
Continental Stock Transfer & Trust Company
New York, NY

INVESTOR INQUIRIES:
Investors and other parties with questions, including requests for the Company's Annual Report on Form 10-K for the fiscal year ended November 2, 1996 should direct such requests in writing to: Investor Relations Dept., Chic by H.I.S, Inc., 1372 Broadway, New York, NY 10018.

[PHOTO]


CHIC BY H.I.S, 1372 Broadway New York, NY 10018