Form 10-K, Exhibit 13
CHIC BY H I S INC
filed 1998-01-30
CIK 895519

Exhibit 13.1

                        [CHIC by H.I.S LOGO]

                        1997 Annual Report

                         Mass - Market
                         Retail Partnerships
                         Leader
                         Global Reach
                         Breaking New Ground

            "CHIC by H.I.S, Inc. is a leading global manufacturer of jeans, shorts and casual pants. In the United States, its products for women and girls are marketed under the Chic(R) and His for Her(R) labels, while the H.I.S. brand is designed for men and boys. All products for the European market are sold under the H.I.S.(R) label. The success of our brands extends to more than 125 different licensed products, including hosiery, accessories and active wear.

                  The Company proudly traces its origins back to 1923 as it
            looks forward to the challenges ahead."

As we prepare to encounter the challenges and opportunities of the 21st century, we at Chic by H.I.S. recognize our responsibilities to our customers, our employees, our communities and our stockholders. To fulfill these responsibilities, we commit ourselves to: o Creatively maintaining our position as a leading domestic and international supplier of fashionable family apparel o Having a sense of corporate responsibility to our customers, our community and our environment o Growing profits over the long term by committing ourselves to customer satisfaction o Always seeking to improve our products -- in quality, in service and in value o Maintaining a culture where honesty, integrity and trust in our fellow workers can thrive o Encouraging a spirit of shared responsibility and commitment among our people o Recognizing that each individual has the ability to work creatively and successfully o Setting high standards to encourage the achievements of our company, the prosperity of our people and the continued pursuit of excellence.

Dear Fellow Shareholders,

      This past year has proven to be eventful, and in many ways fruitful, posing diverse challenges of the management of the company.

      Historically our company prospered as an efficient, low cost producer of quality apparel sold under our nationally advertised brand names of CHIC(R) and H.I.S.(R)

      A product of the substantial marketing research that we conduct was a fashion shift on the part of the consumer toward casual pants as compared to basic jeans. This knowledge had to be converted into production mix changes. A concurrent challenge to your management was the need to re-establish a low cost production base for both jeans and casual pants.

      Initiatives that were adopted in the last fiscal year have been continued and I am very pleased to report on their success. We completed our initial manufacturing facility in Durango Mexico well ahead of schedule and this facility is now our lowest cost and largest facility. We have begun work on a second facility in Mexico the first phase of which will be completed during the second quarter of this coming year. This new facility will enable us to achieve the cost structure that is necessary in the current retail environment.

      The market penetration initiatives that we pursued have enabled us to achieve a preeminent position as a market leader of casual pants in our channel of distribution.

      Our European subsidiary, H.I.S. SPORTSWEAR AG, has completed the best year in its history from the perspective both of market penetration and earnings.

      Continuing the initiatives begun in the previous fiscal year, we have firmly established marketing operations in the Czech Republic, Slovakia, and Poland while concurrently improving the market penetration of our brands in our traditional European markets.

      Looking forward, your management is dedicated to "stay the course," continuing the development of low cost production to support the sale of our branded apparel on the North American continent and further developing the Eastern European market.

Very truly yours,

/s/ Burton M. Rosenberg
Chairman of the Board,
and Chief Executive Officer

      Chic(R) remains the #1 brand of women's jeans sold by U.S. mass-market retailers. Building on this, consumer demand has soared for our all cotton pants, Chic(R) Schooners, representing a greater share of our business than ever before.

      Our products can be found in more than 3,000 stores in America. U.S. retailers recognize the value of our presence - ranking Chic(R)#2 in performance among all women's mass-market apparel brands.

            Mass-Market Leader

      We are the market leader, in part, because we realize that women do not come in one shape or size. We aggressively market to women of every size and are the dominant supplier of Plus size pants to mass merchants.

      We say that our clothes are made to fit your life -- and we mean it.

      Chic - Made to Fit Your Life

      [PHOTO]

Surging international sales

      Think global, act local. We have successfully adapted our methods to a diverse international marketplace.

      International sales are booming as we expand our already strong presence in Germany. Our European expansion now extends to surrounding markets not only in Austria and Switzerland, but also Poland, Slovakia and the Czech Republic to the east, and Belgium, Luxembourg and the Netherlands to the west. Our products are distributed under the H.I.S.(R) label in up-scale department stores and through mail order catalogues.

      In North America, we now have a foothold in Canada where our products are offered in more than 400 stores. Sales in this market are expected to show significant growth in the coming year.

      Where opportunities for global expansion of our brands exists -- we'll be there.

                              Extension of

                              [PHOTO]

                              Global
                              Reach

                              [PHOTO]

      Our computerized Vendor-Managed Inventory system tells us exactly what styles, sizes and colors are selling in which store -- and allows us to resupply retailers quickly. Our fully-automated distribution center delivers floor-ready garments -- with the retailer's sales label -- directly to stores.

                       Helping Our Retail Partners

                                 [PHOTO]

New production facilities

      To remain a strong global competitor, the Company has established manufacturing operations in Mexico. The first plant went on-line early in 1997 and by the end of the fiscal year had produced over 1 million pair of jeans. A second facility is under construction and is expected to begin production in February 1998.

                   Breaking New
                      Ground

      These two state-of-the-art factories will be as efficient as any in the world. Together, these facilities should dramatically reduce manufacturing costs and boost profitability.

                     [PHOTO]

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

      The selected consolidated financial information for each of the five fiscal years in the period ended November 1, 1997 is derived from the Consolidated Financial Statements of the Company which have been audited by BDO Seidman, LLP.

                                                                                   Fiscal Year Ended:
---------------------------------------------------------------------------------------------------------------------------------
(In Thousands, except share and per share amounts)        Nov. 6, 1993  Nov. 5, 1994  Nov. 4, 1995  Nov. 2, 1995     Nov. 1, 1997
=================================================================================================================================
Income Statement Data:
Net sales:
   United States                                          $   236,025   $   276,932   $   277,896   $   212,121      $   162,170
   Europe                                                      68,598        77,283        98,172       106,669          112,618
--------------------------------------------------------------------------------------------------------------------------------
                                                          $   304,623   $   354,215   $   376,068   $   318,790      $   274,788
--------------------------------------------------------------------------------------------------------------------------------
Gross profit:
   United States                                          $    50,776   $    53,526   $    32,598   $    26,325      $    12,234
   Europe                                                      27,058        31,985        39,554        43,737           47,125
--------------------------------------------------------------------------------------------------------------------------------
                                                          $    77,834   $    85,511   $    72,152   $    70,062      $    59,359
--------------------------------------------------------------------------------------------------------------------------------
Licensing Revenues                                        $     4,390   $     4,878   $     5,773   $     6,359            2,842
--------------------------------------------------------------------------------------------------------------------------------
Operating Expenses:
   Selling, general and administrative expenses           $    64,407   $    68,066   $    69,415   $    61,295      $    69,434
   Restructuring and special charges                               --            --            --        30,000               --
   Special charge due to change
        in accounting for advertising                              --         5,928            --            --               --
--------------------------------------------------------------------------------------------------------------------------------
Operating income (loss):
   United States                                          $    11,927   $     8,424   $       (16)  $   (25,256)     $   (19,227)
   Europe                                                       5,890         7,971         8,526        10,382           11,994
--------------------------------------------------------------------------------------------------------------------------------
                                                          $    17,817   $    16,395   $     8,510   $   (14,874)     $    (7,233)
--------------------------------------------------------------------------------------------------------------------------------
Gain on sale of subsidiary stock                                   --            --            --            --           34,079
--------------------------------------------------------------------------------------------------------------------------------
Interest and finance costs                                     (8,186)       (3,677)       (6,129)       (6,544)          (4,576)
--------------------------------------------------------------------------------------------------------------------------------
Income (loss) before provision for income taxes,
   minority interest, extraordinary items and cumulative
   effect of change in accounting method                        9,631        12,718         2,381       (21,418)(1)       22,270
Provision for income taxes                                      3,886         2,660         1,369         4,146           10,394
--------------------------------------------------------------------------------------------------------------------------------
Income (loss) before minority interest, extraordinary
   items and cumulative effect of change in accounting
   method                                                 $     5,745   $    10,058   $     1,012   $   (25,564)     $    11,876
Minority interest                                                  --            --            --            --           (1,081)
Extraordinary items                                              (770)           --            --            --             (330)
Cumulative effect of change in accounting method                   --           431            --            --               --
--------------------------------------------------------------------------------------------------------------------------------
Net income (loss)                                         $     4,975   $    10,489   $     1,012   $   (25,564)     $    10,465
--------------------------------------------------------------------------------------------------------------------------------
Earnings (loss) per common share:
Income (loss) before extraordinary items and
   cumulative effect of change in accounting method       $       .80   $      1.03   $       .10   $     (2.62)(1)  $      1.10
Net income (loss)                                         $       .69   $      1.08   $       .10   $     (2.62)     $      1.07
--------------------------------------------------------------------------------------------------------------------------------
Weighted average number of common shares and
   share equivalents outstanding                            7,229,161     9,726,032     9,753,868     9,753,868        9,790,101
--------------------------------------------------------------------------------------------------------------------------------
Cash dividends                                                     --            --            --            --               --
================================================================================================================================
Balance Sheet Data:

(In Thousands, except share and per share amounts)         Nov. 6, 1993  Nov. 5, 1994  Nov. 4, 1995  Nov. 2, 1995  Nov. 1, 1997
===============================================================================================================================
Working capital                                              $ 97,048      $109,280      $123,394      $ 98,762      $ 67,514
Total assets                                                  183,257       212,703       239,525       191,553       188,703
Short=term debt, including current portion of

   capital lease obligations                                    4,873         1,274         7,202         1,614        17,698
Long=term debt, including capital lease obligations            49,117        54,240        86,261        72,806        26,649
Stockholders' equity                                         $ 99,856      $110,868      $113,427      $ 80,878      $ 89,068
===============================================================================================================================

(1) Income before extraordinary items and cumulative effect of change in accounting method was $4,436, or $.45 per share, before the effect of the restructuring and special charges.

                      Management's Discussion and Analysis
                of Financial Condition and Results of Operations

      The following financial comments should be read in conjunction with the Consolidated Financial Statements and Notes contained therein.

      Results of Operations. The following table sets forth selected operating data as a percentage of net sales for the periods indicated.

Fiscal Year                                          1995       1996       1997
================================================================================
Net sales:
    United States                                    73.9%      66.5%      59.0%
    Europe                                           26.1       33.5       41.0
--------------------------------------------------------------------------------
    Consolidated                                    100.0      100.0      100.0
--------------------------------------------------------------------------------
Gross margin
    United States                                    11.7       12.4        7.5
    Europe                                           40.3       41.0       41.8
--------------------------------------------------------------------------------
    Consolidated                                     19.2       22.0       21.6
--------------------------------------------------------------------------------
Licensing revenues                                    1.5        2.0        1.0
--------------------------------------------------------------------------------
Selling, general and administrative expenses         18.5       19.2       25.3
--------------------------------------------------------------------------------
Restructuring and special charges                      --        9.4         --
--------------------------------------------------------------------------------
Operating income (loss):                              2.2       (4.7)      (2.6)
--------------------------------------------------------------------------------
Gain on sale of subsidiary stock                       --         --       12.4
--------------------------------------------------------------------------------
Interest and finance costs                            1.6        2.1        1.7
--------------------------------------------------------------------------------
Income (loss) before provision for income taxes,
    minority interest and extraordinary item           .6       (6.7)       8.1
--------------------------------------------------------------------------------
Provision for income taxes                             .3        1.3        3.8
--------------------------------------------------------------------------------
Minority interest                                      --         --         .4
--------------------------------------------------------------------------------
Extraordinary items                                    --         --        (.1)
--------------------------------------------------------------------------------
Net income (loss)                                      .3%      (8.0)%      3.8%
--------------------------------------------------------------------------------

Fiscal Year ended November 1, 1997 ("Fiscal 1997") compared to Fiscal Year ended November 2, 1996 ("Fiscal 1996")

      Net Sales. Net sales for fiscal 1997 decreased $44.0 million, or 13.8%, from $318.8 million for fiscal 1996 to $274.8 million. United States sales decreased $50.0 million, or 23.6%, to $162.2 million, due to a decline in unit sales volume, as well as decrease in the average unit selling price of approximately 5.2%. As of November 1, 1997, the Company had a total backlog of confirmed domestic purchase orders of $94.4 million, an increase of 77.3% compared to $53.2 million as of November 2, 1996. In fiscal 1997, European sales increased by 32.2 million deutsche marks, or 20.2%, to $191.1 million deutsche marks primarily due to the increased market penetration in Germany and Switzerland and the expansion of sales in Poland and the Czech Republic. When converted using the prevailing currency exchange rate, the European sales increased by $5.9 million, or 5.6%, to $112.6 million for fiscal 1997. As of November 1, 1997, the Company had a backlog of confirmed European purchase orders of 70.4 million deutsche marks, an increase of 3.9% compared to
67.7 million deutsche marks as of November 2, 1996. The confirmed European backlog, when converted into U.S. currency at the then prevailing rate, was $40.8 million, a decrease of 8.8% compared to $44.7 million as of November 2, 1996.

      Gross Profit. Gross profit for fiscal 1997 decreased $10.7 million, or 15.3%, from $70.1 million in fiscal 1996 to $59.4 million, and gross margin decreased to 21.6% from 22.0%. United States gross profit decreased $14.1 million from $26.3 million for fiscal 1996 to $12.2 million. The reduction of gross profit in the United States was primarily due to the decrease in sales, which combined with inventory valuation adjustments, resulted in the decrease in the gross margin from 12.4% to 7.5%. The Company has reduced the carrying cost of the inventory to reflect the integration of the cost structure of its Mexican production facility, which it expects to reach full capacity in the first quarter of fiscal 1998. European gross margin increased from 41.0% in fiscal 1996 to 41.8%, primarily due to product mix, as well as the Company's ability to capitalize on improved purchasing power.

      Licensing Revenues. Licensing revenues for fiscal 1997 decreased $3.5 million, or 55.3%, from $6.3 million for fiscal 1996 to $2.8 million primarily due to the poor retail business in the United States and the discontinuation of a licensing agreement in the Czech Republic. The licensing agreement in the Czech Republic was discontinued to allow the Company to pursue full sales and marketing efforts in this region.

      SG&A Expenses. Selling, general and administrative expenses ("SG&A" expenses) increased $8.1 million, or 13.3%, to $69.4 million for fiscal 1997 primarily due to increased advertising charges associated with special cooperative advertising programs designed to stimulate over-the-counter sales.

      Restructuring and Special Charges. In fiscal 1996, the Company recorded a charge against earnings of $30 million associated with the restructuring of certain manufacturing operations due to the continuing downturn in the retail market. Such restructuring included the closing of certain manufacturing facilities and an accompanying reduction in the workforce.

      Operating Income. Operating income for fiscal 1997 increase $7.7 million from an operating loss of $14.9 million in fiscal 1996 to an operating loss of $7.2 million, primarily due to the restructuring and special charges recorded in the prior year, which were partially offset by the decrease in sales and gross profit and the increase in SG&A expenses in the current year period.

      Gain on Sale of Subsidiary Stock. In fiscal 1997, the Company recorded a gain on the sale of approximately 47.5% of it previously wholly-owned European subsidiary of approximately $34.1 million. Proceeds of the offering were used in May 1997 to repay domestic borrowings.

      Interest and Finance Costs. Interest and finance costs decreased $2.0 million, or 30.0%, from $6.5 million for fiscal 1996 to $4.5 million for fiscal 1997. The decrease in interest cost was primarily due to lower average levels of borrowings.

      Income Taxes. The provision for income taxes for fiscal 1997 was $10.4 million as compared to $4.1 million for fiscal 1996. The increase resulted from an increase in foreign income taxes and the utilization of the Company's domestic deferred tax asset.

      Extraordinary Item. In fiscal 1997, the Company recorded an extraordinary charge of $330,000 attributable to the early extinguishment of $43 million of senior notes payable.

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

      SG&A Expenses. SG&A expenses decreased by $8.1 million to $61.3 million in fiscal 1996 as compared to $69.4 million in fiscal 1995. The decrease in sales volume and the reduction in advertising expense were the major factors in the decline.

      Restructuring and Special Charges. Management made the requisite changes in advertising, marketing and manufacturing. During the first and fourth quarters of fiscal 1996, management authorized and committed the Company to undertake significant downsizing and operational changes which, during the year, resulted in restructuring and special charges of $30 million.

      The charge in the first quarter included the closing of certain manufacturing facilities in Tennessee and Kentucky. These first quarter closures resulted in the termination of approximately 940 employees and resulted in a total charge against earnings aggregating $15 million. In the fourth quarter, the Company identified additional manufacturing facilities to be closed. The Company also started to move certain manufacturing operations to Mexico, although as of November 2, 1996 no actual operations had begun there. The additional closures will result in the termination of approximately 700 employees, and resulted in a total charge against earnings aggregating $15 million.

      Concurrent with the establishment of its restructuring plan, the Company evaluated its accounting policy for measuring the recoverability of its long-lived assets and elected early adoption of SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and Assets to be Disposed Of." The write-off of property and equipment primarily represents the difference between the carrying values and fair value of the equipment which has been or will be disposed of as part of the restructuring. Fair value was determined based on management's estimate of recoverability, net of costs, upon disposition of the assets, which was not material. The write-off of costs related to the downsizing of production relates primarily to manufacturing losses incurred during the wind-down period at the closed facilities. Start-up costs incurred relating to the move to Mexico include certain relocation and consulting costs. Other plant closing costs relate primarily to employee benefits, severance costs and remaining lease obligations, etc.

      The charges are summarized below:

                                                  First      Fourth
(In Thousands)                                   Quarter     Quarter     Total
================================================================================
Write-downs of property and equipment             $7,500      $8,350    $15,850
--------------------------------------------------------------------------------
Cost inefficiencies, caused by downsizing          3,800          --      3,800
--------------------------------------------------------------------------------
Start-up costs relating to Mexican operations         __         800        800
--------------------------------------------------------------------------------
Other costs                                        3,700       5,850      9,550
                                                 $15,000      15,000    $30,000
================================================================================

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

      Income Taxes. The provision for income taxes for fiscal 1996 was $4.1 million as compared to $1.4 million in fiscal 1995. This increase was due primarily to the taxes on income from the European operation and the reduction in the tax benefit recognized related to the Company's deferred tax asset use of a valuation allowance due to the uncertainty of its ultimate realization.

      Net income. The net loss for fiscal 1996 was $25.6 million as compared to an income of $1.0 million in fiscal 1995. The net loss was due primarily to the restructuring and special charges of $30.0 million.

      Seasonality of Business--Quarterly Results. The Company experiences seasonal increases and decreases in its working capital requirements. This pattern results primarily from the demand for the Company's apparel products and the level of sales, which fluctuate moderately during the course of the calendar year as a result of seasonal buying trends. A moderate surge in sales of denim jeans and casual pants generally occurs during the fall back-to-school and Christmas holiday selling seasons. Back-to-school merchandise is shipped primarily during the Company's third quarter, while Christmas merchandise is shipped primarily during the Company's fourth quarter. The following table summarizes the unaudited net sales, gross profit, operating income (loss) and net income (loss) of the Company for each of the interim financial reporting periods in the last two fiscal years.

                                       First     Second      Third    Fourth
(In Thousands)                        Quarter    Quarter    Quarter   Quarter
==============================================================================
Fiscal Year Ended
November 2, 1996
     Net sales                        $ 70,829   $ 84,344   $90,185   $ 73,432
     Gross profits                      16,173     18,530    17,544     17,815
     Restructuring and special
        charges                         15,000         --        --     15,000
     Operating income (loss)           (10,623)     3,430     5,269    (12,950)
     Net income (loss)                 (13,772)       675     2,281    (14,748)
     Per common share:
        Income before restructuring
          and special charges         $   0.12   $    .07   $   .23   $    .03
     Net income (loss)                   (1.41)       .07       .23      (1.51)
------------------------------------------------------------------------------
Fiscal Year Ended
November 1, 1997
     Net sales                        $ 56,031   $ 66,442   $81,906   $ 70,409
     Gross profit                       14,811      7,697    18,856     17,995
     Operating income (loss)             1,010    (16,070)    4,245      3,582
     Net income (loss)                    (724)     9,070     1,010      1,109
     Per common share:                $   (.07)  $    .93   $   .10   $    .11
        Net income (loss)
==============================================================================

      Liquidity and Capital Resources. The Company's principal capital requirements have been to fund working capital needs and capital expenditures. The Company has historically relied primarily on internally generated funds, trade credit, bank borrowings and other debt offerings to finance these needs.

      In fiscal 1997, net cash of $21.9 million was used in operating activities, as compared to $39.5 million provided by operations in fiscal 1996 and $17.1 million used in operations in fiscal 1995. The net cash used in operations in fiscal 1997 was primarily attributable to the net loss from operations of $7.2 million and the increases in inventories, prepaid and other assets of $13.0 million, $2.1 million, and $1.3 million, respectively, which were partially offset by the increases in accounts payable and accrued expenses of $5.4 million and $2.1 million, respectively. The increase from fiscal 1995 to 1996 was primarily due to the decrease in inventories of $37.3 million and the decrease in accounts receivable of $6.9 million, which was partially offset by the decrease in accounts payable and accrued expenses of $6.2 million. Despite the decrease in net income of $26.6 million, approximately $20.0 million related to an increase in non-cash charges, primarily related to the restructuring and special charges recorded in fiscal 1996.

      Net cash used in investing activities increased $2.0 million in fiscal 1997 to $8.6 million, as compared to $6.6 million and $27.0 million in fiscal 1994 and 1995, respectively. Cash used in investing activities has been primarily attributable to the acquisition and renovation of manufacturing facilities and equipment. These investments were primarily financed by bank borrowings and the proceeds of industrial development revenue bonds (IRBs).

      The Company has established a major manufacturing facility in Durango, Mexico. Production from this facility commenced during the second quarter of fiscal 1997. A second facility is under construction and expected to commence operations during the second quarter of fiscal 1998. Management believes that the operation of these facilities will enhance future domestic profit margins and that any capital expenditures required will be provided by internally generated cash and available credit facilities.

      The Company intends to continue to monitor production demands with available capacity in evaluating whether to close additional facilities in the United States. Such a decision may result in temporary production losses and the revaluation of related property and equipment. In addition, the downsizing associated with such plant closings may affect the accounting, disclosure and funding of the Company's pension benefit obligation.

      Net cash provided by financing activities was $13.4 million in fiscal 1997, compared to $19.2 million used in financing activities in fiscal 1996 and $37.7 million provided by financing activities in fiscal 1995. The cash provided by financing activities in fiscal 1997 was primarily attributable to the proceeds from the sale of approximately 47.5% of the stock of the Company's European subsidiary in April 1997 and borrowing against the Company's credit facilities. The net proceeds of the offering of $43.1 million were used in May 1997 to repay bank borrowings. In fiscal 1996, the Company repaid $6.5 million in loans under its revolving line of credit, $10.0 million in senior term loan and $2.7 million in other debt. The increase in fiscal 1995 was primarily due to the increase in the long-term debt attributable to the replacement of the senior notes of $23 million, the increase in the revolving line of credit of $6.5 million and the proceeds attributable to IRBs of $14.8 million.

      As of November 1, 1997, the Company had credit agreements providing a $35.0 million revolving line of credit. In addition, the Company had $25.5 million of IRBs outstanding at November 1, 1997, the proceeds of which were used to finance plant expansions. The Company also has foreign financing agreements with three banks providing term loans aggregating 4,450,000 deutsche marks (approximately $2,581,000) and lines of credit aggregating 28 million deutsche marks (approximately $16,240,000). As of November 1, 1997, there were no outstanding borrowings against the foreign lines of credit.

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

      Recent Accounting Standards. In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings per Share," which provides for the calculation of "basic" and "diluted" earnings per share. Basic earnings per share includes no dilution and is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution from the assumed exercise of stock options in a manner similar to fully diluted earnings per share, except that the use of the market price at the end of the period, when that price is higher than the average market price for the period, has been eliminated. This standard is effective for periods ending after December 15, 1997. The adoption of this standard is not expected to have a significant effect on the Company's earnings per share calculation.

      In June 1997, the Financial Accounting Standards Board issued two new disclosure standards. Results of operations and financial position will be unaffected by implementation of these new standards.

      SFAS No. 130, "Reporting Comprehensive Income," establishes standards for reporting and display of comprehensive income, its components and accumulated balances. Comprehensive income is defined to include all changes in equity except those resulting from investments by owners and distributions to owners. Among other disclosures, SFAS No. 130 requires that all items that are required to be recognized under current accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements.

      SFAS No. 131, "Disclosure about Segments of an Enterprise and Related Information," which supersedes SFAS No. 14, "Financial Reporting for Segments of a Business Enterprise," establishes standards for the way that public enterprises report information about operating segments in annual financial statements and requires reporting of selected information about operating segments in interim financial statements issued to the public. It also establishes standards for disclosures regarding products and services, geographic areas and major customers. SFAS No. 131 defines operating segment as components of and enterprises about which separate financial information is available that is evaluated regularly by management in deciding how to allocate resources and in assessing performance.

      Both SFAS Nos. 130 and 131 are effective for financial statements for periods beginning after December 15, 1997 and require comparative information for earlier years to be restated. Due to the recent issuance of these standards, management has been unable to fully evaluate the impact, if any, they may have on future financial statements disclosures.

               Report of Independent Certified Public Accountants

To the Board of Directors and Stockholders of Chic by H.I.S, Inc.

      We have audited the accompanying consolidated balance sheets of Chic by H.I.S, Inc. and subsidiaries as of November 2, 1996 and November 1, 1997, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended November 1, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Chic by H.I.S, Inc. and subsidiaries as of November 2, 1996 and November 1, 1997, and the results of their operations and their cash flows for each of the three years in the period ended November 1, 1997, in conformity with generally accepted accounting principles.

BDO Seidman, LLP
New York, New York
December 16, 1997

                           Consolidated Balance Sheets
                      Chic by H.I.S, Inc. and Subsidiaries

(In Thousands, except share data)                                                  Nov. 2, 1996    Nov. 1, 1997
===============================================================================================================
Assets (Note 4)
Current:
     Cash and cash equivalents                                                       $  27,178       $   7,395
     Accounts receivable -- net of allowance of $125 and $190 for
         doubtful accounts (Note 10)                                                    33,309          32,926
     Inventories (Note 2)                                                               58,360          71,368
     Deferred income taxes (Note 7)                                                      5,653           3,020
     Prepaid expenses and other current assets                                           1,465           3,560
---------------------------------------------------------------------------------------------------------------
         Total Current Assets                                                          125,965         118,269
---------------------------------------------------------------------------------------------------------------
Property, Plant and Equipment, net (Notes 3, 4, 5 and 12)                               64,080          67,998
Other Assets                                                                             1,508           2,436
---------------------------------------------------------------------------------------------------------------
                                                                                     $ 191,553       $ 188,703
===============================================================================================================
Liabilities and Stockholders' Equity
Current:
     Revolving bank loan (Note 4)                                                    $      --       $  15,000
     Current maturities of long-term debt (Note 4)                                         750           1,997
     Obligations under capital leases (Note 5)                                             864             701
     Accounts payable                                                                   11,625          17,032
     Accrued liabilities:
         Payroll, payroll taxes and commissions                                          4,639           5,492
         Income taxes                                                                    2,009           4,802
         Restructuring and special charges (Note 12)                                     3,735              --
         Other                                                                           3,581           5,731
---------------------------------------------------------------------------------------------------------------
            Total current liabilities                                                   27,203          50,755
---------------------------------------------------------------------------------------------------------------
Non-current
     Long-term debt (Note 4)                                                            71,444          25,989
     Pension liability (Note 6)                                                         10,023          10,654
     Deferred income taxes (Note 7)                                                        643           2,713
     Obligations under capital leases (Note 5)                                           1,362             660
---------------------------------------------------------------------------------------------------------------
         Total non-current liabilities                                                  83,472          40,016
---------------------------------------------------------------------------------------------------------------
Minority interest                                                                           --           8,864
---------------------------------------------------------------------------------------------------------------
Commitments (Notes 4, 5, 6, 8, 11 and 12) Stockholders' Equity (Notes 6 and 9):
     Preferred stock, $.01 par value -- shares authorized
         10,000,000; none issued                                                            --              --
     Common stock, $.01 par value -- 25,000,000 shares
         authorized; 9,753,868 and 9,764,968 issued and
         outstanding                                                                        98              99
     Paid-in capital                                                                   105,526         105,590
     Retained earnings (deficit)                                                       (16,764)         (6,299)
     Foreign currency translation adjustment                                             1,645             332
     Excess of additional pension liability over intangible
         pension asset                                                                  (9,627)        (10,654)
---------------------------------------------------------------------------------------------------------------
                                                                                        80,878          89,068
---------------------------------------------------------------------------------------------------------------
                                                                                     $ 191,553       $ 188,703
===============================================================================================================

See accompanying notes to consolidated financial statements

                      Consolidated Statements of Operations
                      Chic by H.I.S, Inc. and Subsidiaries

                                                                                      Year ended
-------------------------------------------------------------------------------------------------------------------
(In Thousands, except share and per share amounts)                 Nov. 4, 1995      Nov. 2, 1996      Nov. 1, 1997
===================================================================================================================
Net sales (Note 10)                                                 $   376,068       $   318,790       $   274,788
Cost of goods sold                                                      303,916           248,728           215,429
-------------------------------------------------------------------------------------------------------------------
     Gross profit                                                        72,152            70,062            59,359
Licensing revenues (Note 11)                                              5,773             6,359             2,842
-------------------------------------------------------------------------------------------------------------------
                                                                         77,925            76,421            62,201
Selling, general and administrative expenses                             69,415            61,295            69,434
Restructuring and special charges (Note 12)                                  --            30,000                --
-------------------------------------------------------------------------------------------------------------------
     Operating income (loss)                                              8,510           (14,874)           (7,233)
Gain on sale of subsidiary stock (Note 13)                                   --                --            34,079
Interest and finance costs                                               (6,129)           (6,544)           (4,576)
-------------------------------------------------------------------------------------------------------------------
     Income (loss) before provision for income taxes,
         minority interest and extraordinary item                         2,381           (21,418)           22,270
Provision for income taxes (Note 7)                                       1,369             4,146            10,394
-------------------------------------------------------------------------------------------------------------------
     Income (loss) before minority interest and
         extraordinary item                                               1,012           (25,564)           11,876
Minority interest                                                            --                --             1,081
-------------------------------------------------------------------------------------------------------------------
     Income (loss) before extraordinary item                              1,012           (25,564)           10,795
Extraordinary loss from extinguishment of debt (Note 4)                      --                --              (330)
-------------------------------------------------------------------------------------------------------------------
     Net income (loss)                                              $     1,012       $   (25,564)      $    10,465
===================================================================================================================
Earnings (loss) per common share:
     Income (loss) before extraordinary item                        $       .10       $     (2.62)      $      1.10
-------------------------------------------------------------------------------------------------------------------
         Net income (loss)                                          $       .10       $     (2.62)      $      1.07
===================================================================================================================
Weighted average number of common shares and share
         equivalents outstanding                                      9,753,868         9,753,868         9,790,101
===================================================================================================================

See accompanying notes to consolidated financial statements.

                 Consolidated Statements of Stockholders' Equity
                      Chic by H.I.S, Inc. and Subsidiaries
       Years Ended November 4, 1995, November 2, 1996 and November 1, 1997

                                                                                                                      Excess of
                                                                                                        Foreign       additional
                                                                                          Retained      currency   pension liability
                                                                 Common                   earnings     translation  over intangible
(In Thousands)                                       Total       stock  Paid-in capital   (deficit)    adjustment    pension asset
====================================================================================================================================
Balance, November 5, 1994                          $ 110,868       $98      $105,526      $  7,788       $ 1,857       $ (4,401)
Net income                                             1,012        --            --         1,012            --             --
Adjustment of excess of additional pension
    liability over intangible pension asset
    (Note 6)                                             336        --            --            --            --            336
Foreign currency translation adjustment                1,211        --            --            --         1,211             --
------------------------------------------------------------------------------------------------------------------------------------
Balance, November 4, 1995                            113,427        98       105,526         8,800         3,068         (4,065)
Net loss                                             (25,564)       --            --       (25,564)           --             --
Adjustment of excess of additional pension
    liability over intangible pension asset
    (Note 6)                                          (5,562)       --            --            --            --         (5,562)
Foreign currency translation adjustment               (1,423)       --            --            --        (1,423)            --
------------------------------------------------------------------------------------------------------------------------------------
Balance, November 2, 1996                             80,878        98       105,526       (16,764)        1,645         (9,627)
Net income                                            10,465        --            --        10,465            --             --
Adjustment of excess of additional pension
    liability over intangible pension asset
    (Note 6)                                          (1,027)       --            --            --            --         (1,027)
Foreign currency translation adjustment               (1,313)       --            --            --        (1,313)            --
Stock options exercised (Note 9)                          65         1            64            --            --             --
------------------------------------------------------------------------------------------------------------------------------------
Balance, November 1, 1997                          $  89,068       $99      $105,590      $ (6,299)      $   332       $(10,654)
====================================================================================================================================

See accompanying notes to consolidated financial statements.

                      Consolidated Statements of Cash Flows
                      Chic by H.I.S, Inc. and Subsidiaries

                                                                                                   Year ended
------------------------------------------------------------------------------------------------------------------------------
(In Thousands)                                                                     Nov. 4, 1995    Nov. 2, 1996   Nov. 1, 1997
==============================================================================================================================
Cash flows from operating activities:
Net income (loss)                                                                     $  1,012       $(25,564)      $ 10,465
------------------------------------------------------------------------------------------------------------------------------
Adjustments to reconcile net income (loss) to net cash provided by (used in)
operating activities:
    Gain on sale of subsidiary stock                                                        --             --        (34,079)
    Minority interest                                                                       --             --          1,081
    Non-cash restructuring and special charges                                              --         22,599             --
    Depreciation and amortization                                                        6,201          3,687          4,533
    Allowance for doubtful accounts                                                        102             --             65
    Deferred income taxes                                                               (2,438)          (630)         4,703
Decrease (increase) in:
    Accounts receivable                                                                  5,860          6,872            318
    Inventories                                                                        (13,923)        37,263        (13,008)
    Prepaid expenses and other current assets                                           (1,181)         1,793         (2,095)
    Other assets                                                                           538           (355)        (1,324)
Increase (decrease) in:
    Accounts payable                                                                   (12,118)        (1,890)         5,407
    Accrued liabilities                                                                 (1,110)        (4,297)         2,061
------------------------------------------------------------------------------------------------------------------------------
       Total adjustments                                                               (18,069)        65,042        (32,338)
------------------------------------------------------------------------------------------------------------------------------
       Net cash provided by (used in) operating activities                             (17,057)        39,478        (21,873)
------------------------------------------------------------------------------------------------------------------------------
Cash flows from investing activities:
Purchase of property, plant and equipment                                              (26,991)        (6,582)        (8,608)
------------------------------------------------------------------------------------------------------------------------------
Cash flows from financing activities:
Proceeds from sale of subsidiary stock                                                      --             --         43,054
Increase (decrease) in loans under revolving line of credit                              6,500         (6,500)        15,000
Repayment of long-term debt                                                            (23,578)       (10,000)       (43,838)
Increase (decrease) in long-term debt                                                   43,000         (2,081)            --
Proceeds from the issuance of common stock                                                  --             --             65
Due from trustee                                                                            --            409             --
Proceeds from issuance of Industrial Development Revenue Bonds                          14,764             --             --
Increase in deferred financing costs                                                    (2,144)          (114)            --
Principal payments under capitalized lease obligations                                    (834)          (895)          (865)
------------------------------------------------------------------------------------------------------------------------------
    Net cash provided by (used in) financing activities                                 37,708        (19,181)        13,416
------------------------------------------------------------------------------------------------------------------------------
    Increase (decrease) in cash and cash equivalents                                    (6,340)        13,715        (17,065)
------------------------------------------------------------------------------------------------------------------------------
Effect of exchange rates on cash                                                         1,585         (1,734)        (2,718)
Cash and cash equivalents, beginning of period                                          19,952         15,197         27,178
Cash and cash equivalents, end of period                                              $ 15,197       $ 27,178       $  7,395
------------------------------------------------------------------------------------------------------------------------------
Supplement disclosures of cash flow information: Cash paid during the year for:
       Interest                                                                       $  7,018       $  8,869       $  4,549
       Taxes                                                                             1,069          4,914          3,239
Non-cash investing and financing activities:
    Capital leases entered into during the year                                             87            821             --
    Restricted funds held by trustee from issuance of Industrial
       Development Revenue Bonds                                                           409             --             --
==============================================================================================================================

See accompanying notes to consolidated financial statements.

                   Notes to Consolidated Financial Statements
                      Chic by H.I.S, Inc. and Subsidiaries

      1.    Summary of Accounting Policies

            (a) Principles of Consolidation. The consolidated financial statements include the accounts of Chic by H.I.S, Inc. (the "Company") and its wholly and majority owned subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation.

            As described in Note 13, the Company sold approximately 47.5% of the stock of its previously wholly-owned German subsidiary, h.i.s. sportswear AG ("Sportswear") in April 1997. Minority interest represents minority shareholders' proportionate share of the income and equity of Sportswear.

            (b) Business. The Company designs, manufactures and distributes moderately priced jeans, casual pants and shorts. The Company is headquartered in New York City, with manufacturing facilities located in Tennessee, Kentucky, Mississippi and Mexico. Domestically, the Company markets its jeans and casual pants primarily to mass merchandisers and to department stores and specialty stores under the Chic(R) and H.I.S(R) brand names. Its foreign operations are conducted by Sportswear, which markets the Company's branded products in Europe. In addition, the Company derives licensing income from the use primarily of its Chic(R) trademark by manufacturers of various products that the Company does not produce.

            (c) Reporting Periods. For financial reporting purposes, the Company reports on a 52 to 53-week year ending on the first Saturday subsequent to October 31. The fiscal years ended November 4, 1995, November 2, 1996 and November 1, 1997 each contained 52 weeks.

            (d) Foreign Currency Translation. The financial statements of the Company's foreign subsidiaries are translated into U.S. dollars in accordance with Statement of Financial Accounting Standards (SFAS) No. 52, "Foreign Currency Translation." Balance sheet accounts are translated at the current exchange rate and income statement items are translated at the average exchange rate for the period. Gains and losses resulting from the translation are accumulated in a separate component of stockholders' equity.

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

            (h) Advertising Costs. Direct costs incurred in producing media advertising are expensed the first time the advertising takes place or services are rendered. Promotional or advertising costs associated with customer support programs are accrued when the related revenues are recognized.

            (i) Income Taxes. Income taxes are calculated using the liability method specified by SFAS No. 109 "Accounting for Income Taxes." SFAS 109 requires a company to recognize deferred tax liabilities and assets for the expected future tax consequences of events that have been recognized in a company's financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statement carrying amounts and tax basis of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. Deferred tax assets are reduced by a valuation allowance to the extent realization is uncertain.

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

            (m) Stock Options. During 1995, SFAS No. 123 "Accounting for Stock Based Compensation," which allows a choice of either the intrinsic value method or the fair value method of accounting for employee stock options, was issued. This standard became effective in fiscal 1997. The Company has elected to continue the use of the current intrinsic value method.

            (n) Estimates. The preparation of financial statements in conformity with generally accepted accounting principles require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

            (o) Long-Lived Assets. In March 1995, the Financial Accounting Standards Board issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," which requires that certain long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. This standard became effective for fiscal years that begin after December 15, 1995.

            (p) Fair Value of Financial Instruments. The carrying values of financial instruments including cash and cash equivalents, accounts receivable and accounts payable approximate fair value due to the relatively short maturities of these instruments. The carrying value of long-term debt approximates the fair value for similar debt issues based on quoted market prices or current rates offered to the Company for debt of the same maturities.

            (q) Presentation of Prior Year Data. Certain reclassifications have been made to prior-year data to conform with the current-year presentation.

            (r) Recent Accounting Standards. In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings per Share," which provides for the calculation of "basic" and "diluted" earnings per share. Basic earnings per share includes no dilution and is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution from the assumed exercise of stock options in a manner similar to fully diluted earnings per share, except that the use of the market price at the end of the period, when that price is higher than the average market price for the period, has been eliminated. This standard is effective for periods ending after December 15, 1997. The adoption of this standard is not expected to have a significant effect on the Company's earnings per share calculation.

            In June 1997, the Financial Accounting Standards Board issued two new disclosure standards. Results of operations and financial position will be unaffected by implementation of these new standards.

            SFAS No. 130, "Reporting Comprehensive Income," establishes standards for reporting and display of comprehensive income, its components and accumulated balances. Comprehensive income is defined to include all changes in equity except those resulting from investments by owners and distributions to owners. Among other disclosures, SFAS No. 130 requires that all items that are required to be recognized under current accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements.

            SFAS No. 131, "Disclosure about Segments of an Enterprise and Related Information," which supersedes SFAS No. 14, "Financial Reporting for Segments of a Business Enterprise," establishes standards for the way that public enterprises report information about operating segments in annual financial statements and requires reporting of selected information about operating segments in interim financial statements issued to the public. It also establishes standards for disclosures regarding products and services, geographic areas and major customers. SFAS No. 131 defines operating segments as components of and enterprises about which separate financial information is available that is evaluated regularly by management in deciding how to allocate resources and in assessing performance.

            Both SFAS Nos. 130 and 131 are effective for financial statements for periods beginning after December 15, 1997 and require comparative information for earlier years to be restated. Due to the recent issuance of these standards, management has been unable to fully evaluate the impact, if any, they may have on future financial statements disclosures.

      2.    Inventories

            Inventories consist of the following

(In Thousands)                                     Nov. 2, 1996    Nov. 1, 1997
-------------------------------------------------------------------------------
Raw materials                                        $  9,162        $  8,138
Work-in-process                                        12,629          16,461
Finished goods                                         36,569          46,769
-------------------------------------------------------------------------------
                                                     $ 58,360        $ 71,368
===============================================================================

      3.    Property, Plant and Equipment

            Major classes of property, plant and equipment consist of the following:

                                                                                          Estimated
(In Thousands)                                         Nov. 2, 1996     Nov. 1, 1997     Useful Lives
------------------------------------------------------------------------------------------------------
Land                                                     $    789         $    780
Buildings and improvements                                 56,969           58,039         30 years
Machinery and equipment (includes data processing
    and transportation equipment)                          33,303           37,727       3-12 years
Construction in progress                                       --            1,752
------------------------------------------------------------------------------------------------------
                                                           91,061           98,298
Less:  Accumulated depreciation                            29,679           32,662
------------------------------------------------------------------------------------------------------
                                                           61,382           65,636
------------------------------------------------------------------------------------------------------
Equipment under capital leases                              8,881            8,881          7 years
Less:  Accumulated amortization                             6,183            6,519
------------------------------------------------------------------------------------------------------
                                                            2,698            2,362
------------------------------------------------------------------------------------------------------
                                                         $ 64,080         $ 67,998
======================================================================================================

      4.    Notes Payable, Long-term Debt and Foreign Financing Agreements

            Long-term debt consists of the following:

(In Thousands)                                    Nov. 2, 1996      Nov. 1, 1997
--------------------------------------------------------------------------------
Senior notes payable (a)                            $ 43,000               --
Industrial Development Revenue Bonds (b)(i)            3,000            3,000
Industrial Development Revenue Bonds (b)(ii)           8,700            7,950
Industrial Development Revenue Bonds (b)(iii)          5,000            5,000
Industrial Development Revenue Bonds (b)(iv)           9,455            9,455
Term loan - foreign (c)                                3,039            2,581
--------------------------------------------------------------------------------
                                                      72,194           27,986
Less:  Current portion                                   750            1,997
--------------------------------------------------------------------------------
                                                    $ 71,444          $25,989
================================================================================

            (a) In June 1993, the Company entered into two financing agreements in the United States aggregating $40 million, which was used to pay off all outstanding indebtedness under its former credit facility. The agreements provided for a $10 million revolving credit line, a $10 million term loan and $20 million of senior notes. In December 1994, the Company amended the terms of its revolving credit line to increase the revolving credit facility from $10.0 million to $37.5 million. The term loan, which would have been due on June 30, 1997, was repaid in fiscal 1996. On June 30, 1995, the $20 million of 8.11% senior notes were replaced by $43 million of new notes consisting of $25 million 7.5% senior notes due June 30, 2003 and $18 million 7.67% senior notes due June 30, 2005. In December 1996, the Company negotiated the prepayment of the outstanding balance of the senior notes payable of $43.0 million. In connection with the prepayment, the Company incurred an extraordinary charge of $330,000, net of income taxes, attributable to a $500,000 make-whole payment to the lenders for the early extinguishment of the debt. In March 1997, the Company amended its credit agreement to provide a $30 million revolving credit line and a $20 million term loan. In May 1997, the Company used the net proceeds of $43.1 million from the sale of approximately 47.5% of the stock of its European subsidiary to repay the $20 million term loan and revolving debt. In September 1997, the credit agreement was amended to increase the revolving credit line to $35 million. As of November 1, 1997, the outstanding balance of the revolver was $15 million, which bears interest at either the prime rate or the Eurodollar rate, plus 1.00%, at the Company's option. The agreements contain various covenants including, among others, requirements relating to the maintenance of certain financial ratios and limitations on dividends and other restricted payments.

            (b) (i) In May 1990, the Company borrowed $4.5 million in connection with the issuance of Industrial Development Revenue Bonds by the County of Carroll, Tennessee to construct a manufacturing facility. The bonds, which were scheduled to mature on May 1, 2000, were refinanced in April 1995 through the issuance of new IRBs in an aggregate principal amount of $3 million. The new bonds mature April 1, 2005, bear an average interest rate of 7.0% and are guaranteed by the Company.

                  (ii) In September 1993, the Company borrowed $8.7 million in connection with the issuance of Industrial Development Revenue Bonds by the County of Carroll, Tennessee to construct an addition to the distribution center. Principal payments commenced on September 1, 1997. The bonds, which are collateralized by the related real estate and guaranteed by the Company, mature as follows:

                                                                       Interest
                                                  (In Thousands)         Rate
--------------------------------------------------------------------------------
September 1, 1998                                     $   750             8.0%
September 1, 1999                                         750             8.0%
September 1, 2000                                       1,500             8.0%
September 1, 2001                                       1,500             8.0%
September 1, 2002                                       1,725             8.0%
September 1, 2003                                       1,725             8.0%

                  (iii) In September 1994, the Company borrowed $5.0 million in connection with the issuance of Industrial Building Revenue Bonds by the City of Hickman, Kentucky to (1) acquire land and building and (2) renovate and expand such manufacturing facility. The bonds are payable in annual installments commencing on August 1, 2000. The bonds, which are not collateralized, mature as follows:

                                                                       Interest
                                                  (In Thousands)         Rate
--------------------------------------------------------------------------------
August 1, 2000                                        $   375            6.10%
August 1, 2001                                            395            6.20%
August 1, 2002                                            420            6.30%
August 1, 2003                                            445            6.40%
August 1, 2004                                            475            6.50%
August 1, 2009                                          2,890            6.59%

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

                                                                       Interest
                                                  (In Thousands)         Rate
--------------------------------------------------------------------------------
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

            (c)   Foreign Financing Agreements

                  (i) In fiscal 1996, Sportswear entered into financing agreements with three banks to provide term loans aggregating 4,600,000 deutsche marks (approximately $2,668,000). As of November 1, 1997, the remaining outstanding balance of the term loans was 4,450,000 deutsche marks (approximately $2,581,000), which bears interest at an average rate of 6.0% and matures through fiscal 2000.

                  (ii) Sportswear has lines of credit with three banks to provide up to 28 million deutsche marks (approximately $16,240,000) at prevailing interest rates. The lines of credit generally have no termination date but are reviewed periodically for renewal at the option of the banks. There were no outstanding borrowings against the lines of credit as of November 1, 1997.

            (d)   Long-term debt maturities are as follows:

Fiscal year ending                                                (In Thousands)
--------------------------------------------------------------------------------
1998                                                                 $ 1,997
1999                                                                   2,347
2000                                                                   2,332
2001                                                                   2,960
2002                                                                   3,290
Thereafter                                                            15,060
--------------------------------------------------------------------------------
                                                                     $27,986
================================================================================

      5.    Capitalized Lease Obligations

            The Company has entered into lease/purchase agreements for certain machinery and equipment. Future minimum lease payments under capital leases, and the present value of the net minimum lease payments as of November 1, 1997 are as follows:

Fiscal year ending                                                (In Thousands)
--------------------------------------------------------------------------------
1998                                                                 $   784
1999                                                                     408
2000                                                                     160
2001                                                                      57
2002                                                                      29
Thereafter                                                                62
--------------------------------------------------------------------------------
                                                                       1,500
Less:  Amount representing interest                                      139
--------------------------------------------------------------------------------
Present value of net minimum lease payments
    Total                                                              1,361
    Due within one year                                                  701
--------------------------------------------------------------------------------
    Due after one year                                               $   660
================================================================================

      6.    Pension Plan

            The Company has a non-contributory defined benefit pension plan for the eligible employees of its domestic subsidiary, Henry I. Siegel Co., Inc. ("Siegel"), who have met certain service requirements. The normal retirement age is 65, with early retirement optional at age 62, provided the length of service requirements, as defined in the plan, have been met.

            Benefits are based upon length of service and a percentage of compensation subject to limitation. The Company's funding policy is to contribute amounts determined annually on an actuarial basis that provide for current and future benefits in accordance with funding requirements of Federal law and regulations.

            The following table sets forth the plan's funded status and amounts recognized in the Company's financial statements at November 2, 1996 and November 1, 1997:

(In Thousands)                                                                Nov. 2, 1996      Nov. 1, 1997
------------------------------------------------------------------------------------------------------------
Actuarial present value of benefit obligations:
    Accumulated benefit obligation, including vested benefits of $20,500
         and $24,085                                                             $(22,200)         $(24,882)
-----------------------------------------------------------------------------------------------------------
Projected benefit obligation for services rendered to date                        (22,200)          (24,882)
Plan assets at fair value, primarily securities                                    13,221            14,967
-----------------------------------------------------------------------------------------------------------
Projected benefit obligation in excess of plan assets                              (8,979)           (9,915)
Unrecognized net loss from past experience different from that assumed              9,627            10,654
Unrecognized prior service cost                                                        84                --
Unrecognized transitional obligation                                                  312                --
Adjustment required to recognize minimum liability                                (10,023)          (10,654)
-----------------------------------------------------------------------------------------------------------
Accrued pension liability                                                          (8,979)           (9,915)
Less:  Current portion                                                              1,044               739
-----------------------------------------------------------------------------------------------------------
                                                                                 $(10,023)         $(10,654)
===========================================================================================================

Net pension cost recognized in the consolidated statements of operations consisted of the following:

                                                          Year ended
------------------------------------------------------------------------------------
(In Thousands)                             Nov. 4, 1995  Nov. 2, 1996   Nov. 1, 1997
------------------------------------------------------------------------------------
Service cost                                  $   368       $   358            --
Interest on projected benefit obligation        1,305         1,403         1,905
Actual return on plan assets                   (1,351)         (202)       (1,580)
Net amortization and deferral                     670          (683)        1,178
------------------------------------------------------------------------------------
                                              $   992       $   876       $ 1,503
====================================================================================

Assumptions used in accounting for pension costs are as follows:

                                                                   Year ended
----------------------------------------------------------------------------------------------
(In Thousands)                                      Nov. 4, 1995  Nov. 2, 1996  Nov. 1, 1997
----------------------------------------------------------------------------------------------
Discount rate                                           8.50%         8.50%         8.25%
Expected long-term rate of return on plan assets        8.50%         8.50%         8.50%
==============================================================================================

As of October 31, 1996, the mortality assumption was changed from the 1951 GAM table to the 1983 GAM table. Since the life expectancy rates under the 1983 GAM table are longer, the effect of the change was to increase the projected benefit obligation.

            Effective January 1, 1997, the Company adopted a resolution to suspend the plan whereby no individual who was not a participant as of May 20, 1997 would become a participant and no additional benefits would accrue after such date. The curtailment resulted in the accelerated amortization of the deferred transition obligation and prior service costs of approximately $264,000, which is included in the net periodic pension expense for fiscal 1997.

            Effective September 1, 1997, the Company adopted a tax-qualified 401(k) plan for the eligible employees of Siegel. Participants may contribute up to the legal limitations, with the Company matching 10% of the participant's first $1,000 contribution. The expense related to the 401(k) plan for the year ended November 1, 1997 was approximately $30,000.

      7.    Income Taxes

            The components of earnings (loss) before income taxes and the related provision for income taxes are presented below:

                                                      Year ended
--------------------------------------------------------------------------------
(In Thousands)                         Nov. 4, 1995   Nov. 2, 1996  Nov. 1, 1997
--------------------------------------------------------------------------------
Earnings (loss) before income taxes:
    United States                        $ (5,688)      $(31,395)      $10,859
    Europe                                  8,079          9,977        11,411
--------------------------------------------------------------------------------
                                            2,381        (21,418)       22,270
================================================================================
Provision for income taxes:
    Current:
       U.S. Federal                            --             --            --
       State and local                        392            350           360
       Europe                               3,415          4,426         5,135
--------------------------------------------------------------------------------
                                            3,807          4,776         5,495
================================================================================
    Deferred:
       U.S. Federal                        (2,438)          (630)        4,899
--------------------------------------------------------------------------------
                                         $  1,369       $  4,146       $10,394
================================================================================

The provision for income taxes differs from the provision that would be recorded using the statutory U.S. Federal income tax rate due to the following: Year ended November 1, 1997, state and local income taxes, net of federal tax benefit, of $.2 million, foreign income taxes of $1.1 million, taxes on foreign dividend of $1.8 million and permanent differences and other items of $(.5) million; Year ended November 2, 1996, state and local income taxes, net of federal tax benefit, of $.2 million, foreign income taxes of $1.0 million, change in the valuation allowance of $5.5 million and permanent differences and other of $4.7 million; Year ended November 4, 1995, state and local income taxes, net of federal tax benefit, of $.3 million, foreign income taxes of $.7 million and permanent differences and other of $(.4) million.

            As of November 1, 1997, the Company had a net deferred tax asset of approximately $5.8 million, consisting primarily of tax credit carryforwards of $2.2 million and net operating loss carryforwards and restructuring charges of $10.4 million, which are partially offset by a deferred tax liability relating to property, plant and equipment of $6.8 million. A valuation allowance of approximately $5.5 million has been recorded to reduce the deferred tax asset to the extent its ultimate utilization is uncertain. As of November 2, 1996, the Company had a net deferred tax asset of approximately $10.5 million, consisting of tax credit carryforwards of $1.0 million and net operating loss carryforwards and restructuring charges of $14.1 million, which are partially offset by a deferred tax liability attributable to fixed assets of approximately $4.7 million. A valuation allowance of approximately $5.5 million has been recorded to reduce the deferred tax asset to the extent its ultimate realization is uncertain. The Company's net operating loss carryforwards totaling $13 million at November 1, 1997 expire on various dates from 2009 to 2011.

            In addition, the Company had a deferred tax asset attributable to an additional pension liability charged to stockholders' equity of $3.7 million and $4.0 million as of November 2, 1996 and November 1, 1997, respectively, for which a full valuation reserve has been provided due to the uncertainty of its ultimate realization.

            No provision has been made for U.S. Federal and foreign withholding taxes on $9.4 million on the undistributed earnings of the foreign subsidiary from prior years, as the Company intends to indefinitely reinvest such earnings.

      8.    Commitments

            (a)   Leases

            The minimum annual rental commitments under noncancelable leases as of November 1, 1997 are as follows (In Thousands):

                                                  Real              Machinery
                                               estate and          automotive
Fiscal year ending                 Total       buildings         equipment, etc.
--------------------------------------------------------------------------------
1998                               $ 3,718       $ 2,667               $1,051
1999                                 2,929         2,368                  561
2000                                 1,665         1,474                  191
2001                                 1,250         1,172                   78
2002                                 1,202         1,125                   77
Thereafter                           2,304         2,220                   84
--------------------------------------------------------------------------------
                                   $13,068       $11,026               $2,042
================================================================================

            Rent expense for the years ended November 4, 1995, November 2, 1996 and November 1, 1997 totaled $4,125,000, $3,266,000 and $3,528,000, respectively.

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

            (a)   Stock Options

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

            The Plan is administered by the Stock Option Committee (the "Committee") under the Plan. The per share exercise price for stock options may not be less than 100% of the fair market value of common stock on the date the option is granted (110% of the fair market value on the date of grant for incentive stock options if the optionee is more than a 10% owner of the Company). The exercise price for unrelated SARs cannot be less than 100% of the common stock price on the date of grant. For related SARs, the exercise price cannot be less than 100% of the fair market value of common stock on the date of grant of the options. Options and SARs are immediately exercisable and may be granted for a term to be determined by the Committee of not more than ten years from the date of grant.

            In January 1995, the Board of Directors adopted the Chic by H.I.S, Inc. 1995 Stock Option Plan for Non-Employee Directors (the "Formula Plan"), which permits the award of options to purchase an aggregate of up to 80,000 shares of common stock of the Company to certain non-employee directors. Awards under the Formula Plan are made pursuant to a formula that is set forth in the plan. The Formula Plan was approved by the shareholders in February 1995 and options to purchase 60,000 shares of common stock, at an exercise price of

$9.875 per share, have been awarded to certain non-employee directors. The outstanding options became fully exercisable July 1995--six months after the date they were granted.

            On December 9, 1995, the Stock Option Committee approved the replacement of outstanding options under the Stock Option Plan with new options. The new options have substantially the same terms as the replaced options except for the following:

                  (i) The new options have an exercise price of $5.875 per share, reflecting the fair market value of a share of Chic common stock on December 9, 1995; and

                  (ii) the new options expire five years from the date of grant, i.e., December 8, 2000.

            A summary of activity for the Company's stock option plans is presented below:

                                                     Exercise          Weighted
                                                    price range        average
                                    Option shares    per share          price
--------------------------------------------------------------------------------
Balance, November 5, 1994              477,159           $11.50        $11.50
--------------------------------------------------------------------------------
Granted                                118,800      9.875-11.50         10.68
Exercised                                   --               --            --
Canceled                               (18,125)           11.50         11.50
--------------------------------------------------------------------------------
Balance, November 4, 1995              577,834     $9.875-11.50        $11.33
--------------------------------------------------------------------------------
Granted                                598,284          4-5.875         5.862
Exercised                                   --               --            --
Canceled                              (610,584)     5.875-11.50         11.04
--------------------------------------------------------------------------------
Balance, November 2, 1996              565,534         $4-5.875        $5.862
--------------------------------------------------------------------------------
Granted                                 21,100            5.875         5.875
Exercised                              (11,100)           5.875         5.875
Canceled                               (10,000)           5.875         5.875
--------------------------------------------------------------------------------
Balance, November 1, 1997              565,534         $4-5.875        $5.862
================================================================================

                                                     Year ended
================================================================================
                                   Nov. 4, 1995     Nov. 2, 1996    Nov. 1, 1997
--------------------------------------------------------------------------------
Exercisable                           577,834          565,534         565,534
Available for future grants           102,166          114,466         114,466
================================================================================

SFAS No. 123, "Accounting for Stock-Based Compensation," requires the Company to provide pro forma information regarding net income and earnings per share as if compensation cost for the Company's stock option plans had been determined in accordance with the fair value-based method prescribed in SFAS No. 123. The Company estimates the fair value of each option at the grant date using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in the years ending November 2, 1996 and November 1, 1997, respectively: no dividends paid, for all years; expected volatility of 20% and 20%; risk-free interest rates of 5.56% and 6.14%; and expected lives of five years and five years. The weighted-average fair value of options granted in fiscal 1996 and 1997 was $1.46 and $1.87 per option, respectively. As of November 1, 1997, the weighted-average contractual life of the options was 3.18 years.

            Under the accounting provisions of SFAS No. 123, the Company's net income and earnings per share would have been reduced on a pro forma basis as follows:

-------------------------------------------------------------------------------
(In Thousands)                                     Nov. 2, 1996    Nov. 1, 1997
-------------------------------------------------------------------------------
Net income (loss):
    As reported                                      $(25,564)        $10,465
    Pro forma                                         (26,074)         10,440
-------------------------------------------------------------------------------
Earnings (loss) per share:
    As reported                                      $  (2.62)        $  1.07
    Pro forma                                           (2.67)           1.07
===============================================================================

            (b)   Stockholder Rights Plan

            On February 28, 1997, the Board of Directors adopted a Stockholder Rights Plan ("Plan"). Under the Plan, the Board declared a dividend of one Right for each outstanding share of Common Stock of the Company to stockholders of record at the close of business on March 17, 1997. Each Right entitles the holders to purchase from the Company one one-hundredth of a share of Series A Preferred Stock, par value $1.00 per share at a price of $30, subject to adjustment, with a value of twice the exercise price. The Rights become exercisable only in the event that any person or group of affiliated or associated persons has acquired, or obtained the right to acquire, beneficial ownership of 20% or more of the Company's outstanding shares, or commences a tender or exchange offer, which, if consummated, would result in that person or group of affiliated or associated persons owning at least 20% of the Company's outstanding shares. The Rights may be redeemed at a price of $0.01 per Right, subject to adjustment, at any time prior to their expiration on March 17, 2007.

      10.   Geographic Information

            The Company operates primarily in two reportable geographical areas. Geographic information was:

                                                  Year ended
--------------------------------------------------------------------------------
(In Thousands)                   Nov. 4, 1995    Nov. 2, 1996    Nov. 1, 1997
--------------------------------------------------------------------------------
Net sales:
    United States                  $ 277,896       $ 212,121       $ 162,170
    Europe                            98,172         106,669         112,618
--------------------------------------------------------------------------------
                                   $ 376,068       $ 318,790       $ 274,788
================================================================================
Income (loss) from operations:
    United States                  $     (16)      $ (25,256)      $ (19,227)
    Europe                             8,526          10,382          11,994
--------------------------------------------------------------------------------
                                   $   8,510       $ (14,874)      $  (7,233)
================================================================================
Identifiable assets:
    United States                  $ 204,556       $ 159,389       $ 157,342
    Europe                            34,969          32,164          31,161
--------------------------------------------------------------------------------
                                   $ 239,525       $ 191,553       $ 188,703
================================================================================

Substantially all of the Company's sales are to retailers throughout the United States and Europe. Sales to two major customers (with sales in excess of 10% of total sales) approximated, on an individual basis, 23.2% and 14.0% for the year ended November 4, 1995 and 25.5% and 12.2% for the year ended November 2, 1996, respectively. Sales to one major customer approximated 23.4% of total sales for the year ended November 1, 1997. The receivables from the Company's major customers at November 2, 1996 and November 1, 1997 represent approximately 41.3% and 24.3%, respectively, of the total accounts receivable balance. The Company reviews a customer's credit history before extending credit and obtains credit insurance on certain account balances. An allowance for possible losses is established based upon factors surrounding the credit risk of specific customers, historical trends and other information.

      11.   Licensing Revenues

            The Company has entered into licensing agreements providing for the use of its trademark, CHIC(R), for three- or five-year terms. The Company generally receives royalty payments of 5% of net sales made by licensees, with guaranteed minimum payments payable in quarterly installments. Remaining annual minimum amounts are as follows:

Fiscal year ending                                               (In Thousands)
--------------------------------------------------------------------------------
1998                                                                 $1,264
1999                                                                    790
2000                                                                    610
2001                                                                    230
--------------------------------------------------------------------------------
                                                                     $2,894
================================================================================

      12.   Restructuring and Special Charges

            During the first and fourth quarters of fiscal 1996, management authorized and committed the Company to undertake significant downsizing and operational changes which, during the year, resulted in restructuring and special charges of $30 million.

            The charge in the first quarter included the closing of certain manufacturing facilities in Tennessee and Kentucky. These first quarter closures resulted in the termination of approximately 940 employees and resulted in a total charge against earnings aggregating $15 million. In the fourth quarter, the Company identified additional manufacturing facilities to be closed. The additional closures resulted in the termination of approximately 700 employees, and a total charge against earnings aggregating $15 million. The Company also started to move certain manufacturing operations to Mexico.

            Concurrent with the establishment of its restructuring plan, the Company evaluated its accounting policy for measuring the recoverability of its long-lived assets and elected early adoption of SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and Assets to be Disposed Of." The write-off of property and equipment primarily represents the difference between the carrying values and fair value of the equipment which has been or will be disposed of as part of the restructuring. Fair value was determined based on management's estimate of recoverability, net of costs, upon disposition of the assets, which was not material. The write-off of costs related to the downsizing of production relates primarily to manufacturing losses incurred during the wind-down period at the closed facilities. Start-up costs incurred relating to the move to Mexico include certain relocation and consulting costs. Other plant closing costs relate primarily to employee benefits, severance costs and remaining lease obligations, etc.

            The charges are summarized below:

                                                First      Fourth
(In Thousands)                                 Quarter     Quarter      Total
------------------------------------------------------------------------------
Write-down of property and equipment           $  7,500    $  8,350    $15,850
Cost inefficiencies, caused by downsizing         3,800          --      3,800
Start-up costs relating to Mexican operations        --         800        800
Other costs                                       3,700       5,850      9,550
------------------------------------------------------------------------------
                                                $15,000     $15,000    $30,000
==============================================================================

            The Company intends to continue to monitor production demands with available capacity in evaluating whether to close additional facilities in the United States. Such a decision may result in temporary production losses and the revaluation of related property and equipment. In addition, the downsizing associated with such plant closings may affect the accounting, disclosure and funding of the Company's pension benefit obligation.

      13.   Gain on Sale of Subsidiary Stock

            On January 27, 1997, the Company announced that it had retained a managing underwriter for a proposed initial public offering that would result in the sale by the Company of a significant minority interest in Sportswear. In the second quarter of fiscal 1997, the Company announced the initial public offering had been consummated, resulting in the sale of 2,120,000 shares of Sportswear, representing approximately 47.5% of the stock, at an offering price of DM 39 per share (approximately $22.61).

            A gain of approximately $34.1 million was recognized on the transaction in accordance with Staff Accounting Bulletin 51. The net proceeds of approximately $43.1 million received by the Company were used to repay indebtedness and for general corporate purposes.

Dividend Policy

            The Company has not paid any cash or other dividends on its common stock in the last two years. As a holding company, the ability of the Company to pay dividends is dependent upon the receipt of dividends or other payments from its subsidiaries. The Company is restricted from paying any dividends according to the Company's domestic credit facility which generally limits the payment of dividends (aggregated with certain other restricted payments and restricted investments) by the Company, and by the domestic bank subsidiaries to the Company, to 50% of the Company's consolidated net income computed on a cumulative basis from and after November 2, 1996.

Price Range of Common Stock

                                           1996                  1997
--------------------------------------------------------------------------------
                                      High       Low      High         Low
--------------------------------------------------------------------------------
First Quarter                        $6 1/4     $4 1/2   $6 5/8       $4 1/4
Second Quarter                        7 1/4      4 3/4    7            5 1/2
Third Quarter                         6 1/2      4 5/8    7            5 7/8
Fourth Quarter                        5          3 7/8    7 7/8        6 1/2
================================================================================

The Company's Common Stock is traded on the New York Stock Exchange under the symbol "JNS." As of January 9, 1998, there were 130 stockholders of record.

Executive Officers and Directors                                       Worldwide Locations

Burton M. Rosenberg                Jesse S. Siegel                     Locations United States:
Chief Executive Officer            Consultant to the Company           Corporate Offices:
Chairman of the Board              Director                            New York, NY

Milan Danek                        Richard Howe                        Showrooms:
Managing Director-                 Co-owner of Penobscot               Chicago, IL
European Operations                Bay Provisions Co.                  Dallas, TX
Director                           Former Executive Vice               New York, NY
                                   President of John Hancock
                                   Freedom Securities Corp.
Roland L. Kimberlin                Director(1)                         Manufacturing and Distribution:
President-Manufacturing                                                Belmont, MS                Bruceton, TN
Operations                                                             Durango, Mexico            Gleason, TN
Director                           Hirsh Jacobson                      Hickman, KY                Monticello, KY
                                   Director(1)(2)                      Saltillo, TN               South Fulton, TN
                                                                       Trezevant, TN
Robert F. Luehrs
President-Marketing                Harvey Silverman
Director                           Chief Financial Officer of          Location Canada:
                                   Meltzer Enterprises                 Quebec, Canada
                                   Director(1)(2)

Christine A. Hadjigeorge
Chief Financial Officer-                                               Locations Europe:
Treasurer                          Rica Spector                        Office and Warehouse:
                                   Director(2)                         Garching, Germany
                                                                       Prague, Czech Republic
                                                                       Warsaw, Roland
Stuart Jaeger
Controller-Secretary               Edward J. Walsh, Jr.
                                   Counsel to Vedder, Price
                                   Kaufman, Kammholz & Day             Showrooms:
Stephen Weiner                     Director                            Bergheim, Austria                   Berlin, Germany
Executive Vice President                                               Munich, Germany                      Neuss, Germany
                                                                       Zurich, Switzerland                  Warsaw, Poland
                                                                       Prague, Czech Republic


                                   Committees of the Board:
                                   (1) Audit Committee                 Independent Public Accountants:
                                   (2) Compensation Committee          BDO Seidman, LLP           New York, NY

                                                                       Transfer Agent and Registrar:
                                                                       Continental Stock Transfer and Trust Company
                                                                       New York, NY


Executive Officers and Directors   Worldwide Locations
                                   Investor Inquiries:

                                   Investors and other parties with questions, including requests for the Company's
                                   Annual Report on Form 10-K for the
                                   fiscal year ended November 1, 1997
                                   should direct such requests in writing to:
                                   Investor Relations Dept.
                                   Chic by H.I.S, Inc.
                                   1372 Broadway
                                   New York, NY 10018

                                      CHIC

                                       by

                                    H o I o S

                               Chic by H.I.S, Inc.
                                  1372 Broadway

                               New York, NY 10018