Form 10-K, Exhibit 13
period 1998-11-07
CHIC BY H I S INC
filed 1999-02-05
CIK 895519

Dear Shareholders,
1998 was a year of change and challenge for your Company. New management and a new board of directors have been in place for eight months. It is no secret that the basic denim jeans business has been very weak and the Company has been impacted as a result. Sales declined by 7.6% from 1997 levels, and the market continues to suffer from sluggish over-the-counter sales.

We are addressing these pervasive market conditions through the following steps:

o   Offering fashion denim models and more khaki and casual products
o Launching an aggressive advertising and marketing campaign to revitalize and re-establish our brand recognition
o   Pursuing private label business
o   Investigating strategic acquisitions

On the operations side, all costs are being carefully evaluated in order to achieve maximum efficiency.

Our Mexican production facilities continued to grow in 1998, and we anticipate that they will be at full sewing capacity in 1999. We also look forward to completing construction of our new laundry facility, and starting operations by the fourth quarter of fiscal 1999.

Our majority-owned German subsidiary also experienced a challenging 1998, performing outstandingly in a difficult marketplace. A strong profit was recorded and inroads into Eastern European markets continued. Leading international market research firms continue to recognize H.I.S. as the number one brand of women's jeans in our European markets.

The year ahead presents ongoing challenges and opportunities. Our recently completed purchase of the principal business assets of Stuffed Shirt Inc., the addition of several strong apparel executives to the team, and the efficiencies in our new manufacturing facilities have us moving in the right direction.

Our Company-wide slogan is "We're Building a Great Company." No one can predict what demand will be for the coming year. What I can tell you is that the employee team at Chic by H.I.S. is re-energized, dedicated and committed to being the best we can be.



Daniel Rubin
Chief Executive Officer

Chic Marks Milestones and Charts Course for Future Success
Celebrating its 75th anniversary in the United States and 25th in Europe, Chic is poised to launch new initiatives built on a solid foundation. Chic by H.I.S., Inc. proudly traces its origins to 1923, when Henry I. Siegel founded what was then a work clothes manufacturer. The Company has evolved into a global manufacturer and marketer of jeans, shorts and casual pants for the whole family. In the U.S., we offer Chic for ladies and girls, ZnO for juniors and HARD-WARE by h.i.s. for men and boys. Internationally, our products are sold under the H.I.S. label.

CHIC -- The World's Best Fitting Jeans
In 1977, the Chic jean was introduced - the first proportioned-to-fit jean designed especially for women. Our jeans are offered in a range of 27 sizes and lengths. Chic jeans continue to lead the way in offering women of all shapes and sizes the opportunity to look great at a great price.

It's Not Just Your Mother's Jeans Anymore
Recognizing the market strength of the "Millennial" generation, the Company introduced the ZnO label in 1998 to appeal to the fashion tastes of the junior market. Sleeker, trendier styles, washes, baubles and other features distinguish this line from our classic products.

HARD-WARE by h.i.s. -- Soft Goods for Him
Men's clothes formed the foundation of our Company and continue to represent a vital part of our business. Distinguishing our men's brand in our domestic markets, the Company launched HARD-WARE by h.i.s. to its mass-market retailers in 1998.

European Appeal
Our global reach keeps growing. Upscale, international appeal of our H.I.S. product lines has created market opportunities for us in Germany, Switzerland, Austria, Poland, Slovakia and the Czech Republic. As we set our sights on the future, our growth will be guided by a continued commitment to our traditional markets and an eye towards capitalizing on emerging markets. As trade barriers fade, the world has indeed become a smaller place.

A Tradition of Excellence
A tradition of quality and value has established our market leadership position on two continents. In the U.S., Chic remains the #1 brand of women's jeans in our markets. In Europe, Nielson recognized H.I.S. as the #1 women's jean in Germany. The success of our brands extends to more than 125 different products in over 3,000 stores in the U.S. alone.

Licensing Our Momentum
The Company's licensing program was strengthened in 1998 by expanding our product range in both the U.S. and Europe. In the U.S., the Company is working with its major customers to expand product categories. We are also pursuing opportunities in Latin America. In Europe, the Company extended its product range to leather products, underwear and shoes. By generating heightened brand awareness and presenting a coordinated product line, our licensing program is expected to yield benefits not only for our licensed products, but for our proprietary products as well.

The Building Blocks
Engineered for efficiency and quality, our manufacturing facilities support the highest standards in the industry. To remain a strong global competitor, the Company has expanded its manufacturing facilities in Mexico. Our first facility went on-line in 1997 and reached full capacity in 1998. The second facility was opened in 1998 and was followed by a third with a laundry under construction. At costs that withstand market pressure, our manufacturing operation runs like a well-oiled machine. The strength of our manufacturing enables us not only to support sales of our branded merchandise, but also to pursue private label opportunities as a supplemental source of revenue in fiscal 1999.

Building a Great Company
Continuing a tradition of excellence, the team at Chic by H.I.S., Inc. is committed to making great clothes at a great price and being the best we can be.

Selected Consolidated Financial Data Chic by H.I.S., Inc. and Subsidiaries The following financial information is qualified by reference to, and should be read in conjunction with, the Consolidated Financial Statements of the Company and related notes thereto, and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

The selected consolidated financial information for each of the five fiscal years in the period ended November 7, 1998 is derived from the Consolidated Financial Statements of the Company which have been audited by BDO Seidman, LLP.



                                                                                 Fiscal Year Ended
(In thousands, except share and per share amounts)        Nov. 5, 1994   Nov. 4, 1995   Nov. 2, 1996   Nov. 1, 1997   Nov. 7, 1998
Income Statement Data:
Net sales:
    United States                                         $  276,932     $  277,896     $    212,121   $    162,170   $    149,486
    Europe                                                    77,283         98,172          106,669        112,618        104,356
                                                          $  354,215     $  376,068     $    318,790   $    274,788   $    253,842
Gross profit:
    United States                                         $   53,526     $   32,598     $     26,325   $     12,234   $     16,900
    Europe                                                    31,985         39,554           43,737         47,125         44,178
                                                          $   85,511     $   72,152     $     70,062   $     59,359   $     61,078
Licensing revenues                                        $    4,878     $    5,773     $      6,359   $      2,842   $      2,706
Operating expenses:
    Selling, general and administrative expenses          $   68,066     $   69,415     $     61,295   $     69,434   $     62,236
    Restructuring and special charges                             --             --           30,000             --         24,125
    Special charge due to change in accounting
      for advertising                                          5,928             --               --             --             --
Operating income (loss):
    United States                                         $    8,424     $      (16)    $    (25,256)  $    (19,227)  $    (31,913)
    Europe                                                     7,971          8,526           10,382         11,994          9,336
                                                          $   16,395     $    8,510     $    (14,874)  $     (7,233)  $     22,577
Gain on sale of subsidiary stock                                  --             --               --         34,079             --
Other expense, net                                                --             --               --             --        (1,104)
Interest and finance costs                                    (3,677)       (6,129)           (6,544)        (4,576)       (4,816)
Income (loss) before benefit (provision) for income
     taxes, minority interest, extraordinary items
     and cumulative effect of change in accounting
     method                                                    12,718         2,381          (21,418)        22,270       (28,497)





                                        6





Benefit (provision) for income taxes                       (2,660)           (1,369)          (4,146)       (10,394)         2,762
Income (loss) before minority interest,
     extraordinary items and cumulative effect
     of change in accounting method                       $ 10,058       $    1,012     $    (25,564)  $     11,876   $    (25,735)
Minority interest                                                  --            --               --   $     (1,081)  $     (2,116)
Extraordinary items                                                --            --               --   $       (330)            --
Cumulative effect of change in accounting method          $       431            --               --             --             --
Net income (loss)                                         $    10,489    $    1,012     $    (25,564)$      (10,465)  $    (27,851)
Earnings (loss) per common share:
    Basic:
       Before extraordinary items and cumulative effect   $    1.04      $     0.10     $      (2.62)  $       1.11   $      (2.82)
       Net income (loss)                                  $    1.08      $     0.10     $      (2.62)  $       1.07   $      (2.82)
    Diluted:
       Before extraordinary items and cumulative effect   $    1.03      $     0.10     $      (2.62)  $       1.10   $      (2.82)
       Net income (loss)                                  $    1.08      $     0.10     $      (2.62)  $       1.07   $      (2.82)
Weighted average number of common shares and
    share equivalents outstanding
    Basic                                                   9,682,311     9,753,868        9,753,868      9,755,684      9,867,437
    Diluted                                                 9,726,032     9,753,868        9,753,868      9,804,658      9,867,437
Balance Sheet Data:
Working capital                                           $   109,280    $  123,394     $     98,762   $     67,514   $     61,133
Total assets                                                  212,703       239,525          191,553        188,703        177,075
Short-term debt, including current portion of capital
lease obligations                                               1,274         7,202            1,614         17,698         24,389
Long-term debt, including capital lease obligations            54,240        86,261           72,806         26,649         46,036
Stockholders' equity                                      $   110,868    $  113,427     $     80,878   $     89,068   $     59,471


Cash dividends have not been paid in any of the years presented.

Management's Discussion and Analysis of Financial Condition and Results of Operations The following comments should be read in conjunction with the Consolidated Financial Statements and Notes contained therein.

Results of Operations.
The following table sets forth selected operating data as a percentage of net sales for the periods indicated.


Fiscal Year                                             1996                   1997                1998
------------------------------------            --------------------   --------------------   ----------------
Net sales
   United States                                         66.5%                  59.0%              58.9%
   Europe                                                33.5                   41.0               41.1
   Consolidated                                         100.0                  100.0              100.0
Gross margin
   United States                                         12.4                    7.5               11.3
   Europe                                                41.0                   41.8               42.3
   Consolidated                                          22.0                   21.6               24.0
Licensing revenues                                        2.0                    1.0                1.1
Selling general and                                      19.2                   25.3               24.5
   administrative expenses
Restructuring and special charges                         9.4                   --                  9.5
Operating loss                                           (4.7)                  (2.6)              (8.9)
Gain on sale of subsidiary stock                         --                     12.4               --
Other expense, net                                       --                     --                  (.4)
Interest and finance costs                               (2.1)                  (1.7)              (1.9)
Income (loss) before benefit
(provision) for income taxes,
   minority interest and
   extraordinary item                                    (6.7)                   8.1              (11.2)
Benefit (provision) for income                           (1.3)                  (3.8)
   taxes                                                                                            1.1
Minority interest                                        --                      (.4)               (.8)
Extraordinary item                                       --                      (.1)              --
Net income (loss)                                        (8.0%)                  3.8%             (10.9)%

Fiscal Year Ended November 7, 1998 ("Fiscal 1998") Compared to Fiscal Year Ended November 1, 1997 ("Fiscal 1997")

Net Sales.
Net sales for fiscal 1998 decreased by $21.0 million, or 7.6%, from $274.8 million for fiscal 1997 to $253.8 million. United States sales decreased by $12.7 million, or 7.8%, to $149.5 million primarily due to a decrease in unit sales volume and a decrease in average selling price.

As of November 7, 1998, the Company had a total backlog of confirmed domestic purchase orders of $69.8 million, a decrease of 26.1% compared to $94.4 million as of November 1, 1997. In fiscal 1998, European sales decreased by 6.3 million deutsche marks, or 3.3%, to 184.8 million deutsche marks. When converted into U.S. currency using the prevailing currency exchange rate, the European sales translated into a decrease of $8.3 million, or 7.3%, to $104.4 million for fiscal 1998. As of November 7, 1998, the Company had a total backlog of confirmed European purchase orders of 74.4 million deutsche marks, an increase of 5.7% compared to 70.4 million deutsche marks as of November 1, 1997. The confirmed European backlog, when converted into U.S. currency at the then prevailing currency exchange rate, was $45.4 million, an increase of 11.3% compared to $40.8 million on November 1, 1997.

The Company's backlog consists of confirmed purchase contracts. Substantially all of the unfilled orders are expected to be shipped within 12 months. The Company believes that in the past it has shipped at least 95% of its confirmed purchase contracts. The Company has not generally experienced difficulty in filling orders on a timely basis.

Gross Profit.
Gross profit for fiscal 1998 increased $1.7 million, or 2.9%, from $59.4 million in fiscal 1997 to $61.1 million, while gross margin increased from 21.6% to 24.1%. United States gross profit increased $4.7 million from $12.2 million for fiscal 1997 to $16.9 million. The increase in gross profit and as a percentage of net sales in the United States was primarily due to the increase in production at the Company's lower cost Mexican production facility. European gross profit decreased $2.9 million from $47.1 million for fiscal 1997 to $44.3 million, while gross margin increased from 41.8% in fiscal 1997 to 42.3% primarily due to product mix.

Licensing Revenues.
Licensing revenues remained relatively flat for fiscal 1998 from $2.8 million in fiscal 1997 to $2.7 million.

SG&A Expenses.
Selling, general and administrative expenses decreased $7.2 million, or 10.4%, to $62.2 million for fiscal 1998 primarily due to the special advertising charge recorded in the prior year period.

Restructuring and Special Charges.
In fiscal 1998, the Company announced its intention to continue to close additional manufacturing facilities in the United States. In connection therewith, the Company recorded restructuring and special charges of $24.1 million consisting of a write-down in the value of related property and equipment ($15.1 million), the write-off of operating inefficiencies incurred during the shut-down period ($5.4 million) and the accrual of estimated costs of disposition ($3.6 million). Fair value for property and equipment was determined primarily by appraisals. Assets held for sale are expected to be sold during fiscal 1999. The plant closings resulted in the termination of approximately 1,300 employees. In addition, the downsizing associated with such plant closings may affect the accounting, disclosure and funding of the Company's pension benefit obligation.

Operating Income (Loss).
The operating loss for fiscal 1998 increased $15.3 million from $7.2 million in fiscal 1997 to $22.5 million, primarily due to the restructuring and special charges, which were partially offset by the increase in gross profit and the decrease in operating expenses.

Gain on Sale of Subsidiary Stock.
In fiscal 1997, the Company recorded a gain on the sale of approximately 47.5% of its wholly-owned European subsidiary of approximately $34.1 million. Proceeds of the sale were used in May 1997 to repay domestic borrowings.

Interest and Finance Costs.
Interest and finance costs increased $.2 million or 5.3%, from $4.6 million for fiscal 1997 to $4.8 million for fiscal 1998. The increase in interest cost was due to higher outstanding borrowings for the period.

Income Taxes.
The benefit for income taxes for fiscal 1998 was $2.8 million as compared to a provision of $10.4 million for fiscal 1997. The change is primarily due to the Company's fiscal 1998 loss. The deferred tax benefit attributable to the domestic loss in fiscal 1998 was reduced by approximately $6.0 million to the extent its future realization is uncertain.

Extraordinary Item.
In fiscal 1997, the Company recorded an extraordinary charge of $.3 million attributable to the early extinguishment of $43 million of senior notes payable.

Fiscal Year Ended November 1, 1997 ("Fiscal 1997") Compared to Fiscal Year Ended November 2, 1996 ("Fiscal 1996")

Net Sales.
Net sales for fiscal 1997 decreased $44.0 million, or 13.8%, from $318.8 million for fiscal 1996 to $274.8 million. United States sales decreased by $50.0 million, or 23.6%, to $162.2 million, due to a decline in unit sales volume, as well as a decrease in the average unit selling price of approximately 5.2%. As of November 1, 1997, the Company had a total backlog of confirmed domestic purchase orders of $94.4 million, an increase of 77.3% compared to $53.2 million as of November 2, 1996. In fiscal 1997, European sales increased by 32.2 million deutsche marks, or 20.2%, to 191.1 million deutsche marks primarily due to the increased market penetration in Germany and Switzerland and the expansion of sales in Poland and the Czech Republic. When converted using the prevailing currency exchange rate, the European sales increased by $5.9 million, or 5.6%, to $112.6 million for fiscal 1997. As of November 1, 1997, the Company had a backlog of confirmed European purchase orders of 70.4 million deutsche marks, an increase of 3.9% compared to 67.7 million deutsche marks as of November 2, 1996. The confirmed European backlog, when converted into U.S. currency at the then prevailing rate, was $40.8 million, a decrease of 8.8% compared to $44.7 million as of November 2, 1996.

Gross Profit.
Gross profit for fiscal 1997 decreased $10.7 million, or 15.3%, from $70.1 million in fiscal 1996 to $59.4 million, and gross margin decreased to 21.6% from 22.0%. United States gross profit decreased $14.1 million from $26.3 million for fiscal 1996 to $12.2 million. The reduction of gross profit in the United States was primarily due to the decrease in sales, which combined with inventory valuation adjustments, resulted in the decrease in the gross margin from 12.4% to 7.5%. The Company has reduced the carrying cost of the inventory to reflect the integration of the cost structure of its Mexican production facility, which it expects to reach full capacity in the first quarter of fiscal 1998. European gross margin increased from 41.0% in fiscal 1996 to 41.8% primarily due to product mix, as well as the Company's ability to capitalize on improved purchasing power.

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

SG&A Expenses.
Selling, general and administrative expenses increased $8.1 million, or 13.3%, to $69.4 million for fiscal 1997 primarily due to increased advertising charges associated with special cooperative advertising programs designed to stimulate over-the-counter sales.

Restructuring and Special Charges.
In fiscal 1996, the Company recorded a charge against earnings of $30 million associated with the restructuring of certain manufacturing operations due to the continuing downturn in the retail market. Such restructuring included the closing of certain manufacturing facilities and an accompanying reduction in the workforce.

Operating Income.
Operating income for fiscal 1997 increased $7.7 million from an operating loss of $14.9 million in fiscal 1996 to an operating loss of $7.2 million, primarily due to the restructuring and special charges recorded in the prior year, which were partially offset by the decrease in sales and gross profit and the increase in selling, general and administrative expenses in the current year period.

Gain on Sale of Subsidiary Stock.
In fiscal 1997, the Company recorded a gain on the sale of  approximately  47.5%
of its  previously  wholly owned  European  subsidiary  of  approximately  $34.1 million. Proceeds of the offering were used in May 1997 to repay domestic borrowings.

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

Seasonality of Business -- Quarterly Results.
The Company experiences seasonal increases and decreases in its working capital requirements. This pattern results primarily from the demand for the Company's apparel products and the level of sales, which fluctuate moderately during the course of the calendar year as a result of seasonal buying trends. A moderate surge in sales of denim jeans and casual pants generally occurs during the fall back-to-school and Christmas holiday selling seasons. Back-to-school merchandise is shipped primarily during the Company's third quarter, while Christmas merchandise is shipped primarily during the Company's fourth quarter.

The following table summarizes the unaudited net sales, gross profit, operating income (loss) and net income (loss) of the Company for each of the interim financial reporting periods in the last two fiscal years.


                                 First       Second        Third       Fourth
(In thousands)                  Quarter      Quarter      Quarter      Quarter
Fiscal year ended
November 1, 1997
   Net sales                  $  56,031    $  66,442    $  81,906     $ 70,409
   Operating income (loss)        1,010      (16,070)       4,245        3,582
   Net income (loss)               (724)       9,070        1,010        1,109
   Per common share:
      Net income (loss)       $    (.07)        0.93    $     .10     $    .11

Fiscal year ended
November 7, 1998
   Net sales                  $  64,245   $   68,828    $  59,896     $ 60,873
   Gross profit                  16,565       14,779       14,141       15,593
   Operating income (loss)        5,255      (25,922)         148       (2,058)
   Net income (loss)              1,516      (23,203)      (1,371)      (4,793)
   Per common share:
      Net income (loss)       $     .15    $   (2.34)   $    (.14)    $   (.49)

Liquidity and Capital Resources.
The Company's principal capital requirements have been to fund working capital needs and capital expenditures. The Company has historically relied primarily on internally generated funds, trade credit, bank borrowings and other debt offerings to finance these needs.

In fiscal 1998, net cash of $20.8 million was used in operations, as compared to $21.9 million in fiscal 1997. The net cash used in operations was primarily attributable to the net loss for the period, the increase in inventories and the decrease in accounts payable and accrued expenses, which were partially offset by the decrease in accounts receivable and noncash restructuring and other operating expenses.

Net cash of $6.7 million was used in investing activities in fiscal 1998, as compared to $8.6 million in fiscal 1997. Cash used in investing activities was primarily attributable to the acquisition of manufacturing facilities and equipment. The Company's investment in such manufacturing operations was offset by the proceeds from the disposition of the corporate aircraft and certain idle property and equipment. The Company is continuing to expand its manufacturing facilities in Mexico and intends to develop a laundry operation in the forseeable future. The construction of the laundry is expected to require an investment of approximately $8 million in fiscal 1999, to be financed primarily through bank borrowing. In the second quarter of fiscal 1998, the Company announced its intention to close additional domestic manufacturing facilities. In connection therewith, the Company recorded restructuring and special charges in fiscal 1998 which include a valuation adjustment of the related property and equipment, the write-off of manufacturing inefficiencies and accrued estimated costs of disposition, the effect on future liquidity of which is not material. In addition, the downsizing associated with such plant closings may affect the accounting, disclosure and funding of the Company's pension benefit obligation.

Net cash provided by financing activities was $22.7 million in fiscal 1998, as compared to $13.4 million in fiscal 1997. The cash provided by financing activities in fiscal 1998 was primarily attributable to the increase in borrowings against the Company's credit facilities and proceeds from the sale of common stock issued pursuant to the exercise of outstanding stock options. In fiscal 1998, the Company used approximately $1.0 million to repurchase 160,000 shares of its common stock on the open market. This repurchase partially offsets the potentially dilutive effect of the stock options exercised. The cash provided by financing activities in fiscal 1997 was primarily attributable to the proceeds from the sale of the Company's subsidiary stock and borrowings against the Company's credit facilities.

As of November 7, 1998, the Company had a $60 million domestic credit agreement providing a $40 million revolving line of credit and $20 million term loan, of which $41.4 million was outstanding. In addition, the Company had $24.7 million of IRBs outstanding at November 7, 1998. The Company also has foreign financing agreements with two banks providing term loans aggregating 4.3 million deutsche marks (approximately $2.6 million, based on the November 7, 1998 foreign currency exchange rate) and lines of credit aggregating 58.0 million deutsche marks (approximately $35.0 million, based on the November 7, 1998 foreign currency exchange rate). There were no outstanding borrowings against the foreign lines of credit as of November 7, 1998.

The Company is a holding company, and is dependent upon the receipt of dividends or other payments from its subsidiaries. The Company expects that cash generated from operations and the credit agreements will provide the financial resources sufficient to meet its forseeable working capital and capital expenditure requirements. There can be no assurance, however, that the Company will not need to borrow from other sources during future periods.

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

Y2K.
The Company continues to assess the potential impact of the Year 2000 (Y2K) computer processing issue on its management and information systems. The Company believes that it has a prudent approach in place to address these issues and monitor remedial action. The approach includes: an assessment of internal programs and equipment; communication with major customers and vendors with respect to the state of readiness of their systems; an evaluation of facility related issues and the development of a contingency plan. This approach is designed to maintain an uninterrupted supply of goods and services to/from the Company.

The Company is incorporating the Y2K programming modifications with an overall upgrade in its computer programming language. While this project involves a significant effort from its programming staff, the Company believes that it is on schedule for a timely completion. All programs are expected to be reviewed, remediated and converted by mid-1999. The Company is also in the process of assessing all hardware components and is not aware of any material investment required for its mainframe and critical hardware equipment to be Y2K compliant.

The Company is in a continuous process of communicating with its major customers and suppliers. This contact is designed to determine systems compatibility and compliance. The Company has been assured by its major suppliers that there will be no disruption in the delivery of goods and services. The Company believes that adequate resources are available for the supply of its raw materials and facility related equipment will be operational.

The Company has relied entirely on internal programming and operational resources for review and remediation of Y2K issues. Accordingly, no incremental costs have been expended for such activities.

At this time, the Company is not aware of any internal or external systems related to the Y2K programming issues which would prevent or significantly impair the Company from continuing operations after the turn of the century. The Company continues to assess the risks associated with program failures and will develop a formal contingency plan with its business partners to address specific risks. At this point, no serious risks of failure have been identified.

The failure to correct a material Y2K problem could result in an interruption in normal business activity. The Company's plan is expected to significantly reduce the risk associated with the Y2K issue. However, due to the inherent uncertainty of the Y2K issue and dependence on third-party compliance, no assurance can be given that potential Y2K failures will not adversely affect the Company's operations, liquidity and financial position.

Recent Accounting Standards.
In June 1997, the Financial Accounting Standards Board issued two new disclosure standards. Results of operations and financial position will be unaffected by implementation of these new standards.

SFAS No. 130, "Reporting Comprehensive Income," established standards for reporting and display of comprehensive income, its components and accumulated balances. Comprehensive income is defined to include all changes in equity except those resulting from investments by owners and distributions to owners. Among other disclosures, SFAS No. 130 requires that all items that are required to be recognized under current accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements.

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

In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 requires companies to recognize all derivative contracts at their fair values, as either assets or liabilities on the balance sheet. If certain conditions are met, a derivative may be specifically designated as a hedge, the objective of which is to match the timing of gain or loss recognition on the hedging derivative with the recognition of (1) the changes in the fair value of the hedged asset or liability that are attributable to the hedged risk, or (2) the earnings effect of the hedged forecasted transaction. For a derivative not designated as a hedging instrument, the gain or loss is recognized in income in the period of change. SFAS No. 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 1999.

Historically, the Company has not entered into derivative contracts either to hedge existing risks or for speculative purposes. Accordingly, the Company does not expect adoption of the new standard to affect its financial statements.

Report of Independent Certified Public Accountants To the Board of Directors and Stockholders of Chic by H.I.S, Inc.
We have audited the accompanying consolidated balance sheets of Chic by H.I.S, Inc. and subsidiaries as of November 1, 1997 and November 7, 1998, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended November 7, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Chic by H.I.S, Inc. and subsidiaries as of November 1, 1997 and November 7, 1998, and the results of their operations and their cash flows for each of the three years in the period ended November 7, 1998, in conformity with generally accepted accounting principles.


BDO Seidman, LLP
New York, New York
January 7, 1999


Consolidated Balance Sheets   Chic by H.I.S, Inc. and Subsidiaries

(In thousands, except share data)                                                 Nov. 1, 1997      Nov. 7, 1998

Assets (Note 4)
Current:                                                                          $      7,395      $      3,623
   Cash and cash equivalents
   Accounts receivable -- net of allowance of $190 and $237 for doubtful accounts       32,926            27,242
     (Note 10)
   Inventories (Note 2)                                                                 71,368            74,167
   Deferred income taxes (Note 7)                                                        3,020             3,549
   Prepaid expenses and other current assets                                             3,560             2,974
      Total current assets                                                             118,269           111,555
Property, plant and equipment, net (Notes 3, 4, 5 and 12)                               67,998            58,680
Deferred tax asset (Note 7)                                                                 --             4,557
Other assets                                                                             2,436             2,283
                                                                                  $    188,703      $    177,075
Liabilities and Stockholders' Equity
Current:
   Revolving bank loan (Note 4)                                                   $     15,000      $     21,381
   Current maturities of long-term debt (Note 4)                                         1,997             2,395
   Obligations under capital leases (Note 5)                                              701                613
   Accounts payable                                                                     17,032            12,466
   Accrued liabilities:
      Payroll, payroll taxes and commissions                                             5,492             5,759
      Income taxes                                                                       4,802             1,874
      Restructuring and special charges (Note 12)                                           --             2,383
      Other                                                                              5,731             3,551
          Total current liabilities                                                     50,755            50,422
Noncurrent
   Long-term debt (Note 4)                                                              25,989            44,850
   Pension liability (Note 6)                                                           10,654            11,982
   Deferred income taxes (Note 7)                                                        2,713                --
   Obligations under capital leases (Note 5)                                               660             1,186
      Total noncurrent liabilities                                                      40,016            58,018
Minority interest                                                                        8,864             9,164
Commitments (Notes 4, 5, 6, 8, 11 and 12)
Stockholders' equity (Notes 6 and 9):
   Preferred stock, $.01 par value -- shares authorized 10,000,000;  none issued            --                --
   Common stock, $.01 par value -- 25,000,000 shares authorized; 9,764,968                  99                98
   and 9,870,793 issued and outstanding
   Paid-in capital                                                                     105,590           106,275
   Retained deficit                                                                     (6,299)          (34,249)
   Cumulative foreign currency translation adjustment                                      332              (671)
   Excess of additional pension liability over intangible pension asset                (10,654)          (11,982)
                                                                                        89,068            59,471
                                                                                  $    188,703      $    177,075

See accompanying notes to consolidated financial statements.

Consolidated Statements of Operations  Chic by H.I.S. Inc. and Subsidiaries



                                                                                  Year Ended

(In thousands, except share and per share amou             Nov. 2, 1996   Nov. 1, 1997   Nov. 7, 1998

Net sales (Note 10)                                        $   318,790    $    274,788   $    253,842
Cost of goods sold                                             248,728         215,429        192,764
    Gross profit                                                70,062          59,359         61,078
Licensing revenues (Note 11)                                     6,359           2,842          2,706
                                                                76,421          62,201         63,784
Selling, general and administrative expenses                    61,295          69,434         62,236
Restructuring and special charges (Note 12)                     30,000              --         24,125
    Operating loss                                             (14,874)         (7,233)       (22,577)
Gain on sale of subsidiary stock (Note 13)                          --          34,079             --
Other expense, net                                                  --              --         (1,104)
Interest and finance costs                                      (6,544)         (4,576)        (4,816)
    Income (loss) before benefit (provision) for income
     taxes,  minority interest and extraordinary item          (21,418)         22,270        (28,497)
Benefit (provision) for income taxes (Note 7)                   (4,146)        (10,394)         2,762
Income (loss) before minority interest and extraordinary
item                                                           (25,564)         11,876        (25,735)
Minority interest                                                   --          (1,081)        (2,116)
    Income (loss) before extraordinary item                    (25,564)         10,795        (27,851)
Extraordinary loss from extinguishment of debt (Note 4)             --            (330)            --
    Net income (loss)                                      $   (25,564)   $     10,465   $    (27,851)
Earnings (loss) per common share
    Basic:
        Income (loss) before extraordinary item            $     (2.62)   $       1.11   $      (2.82)
        Net income (loss)                                  $     (2.62)   $       1.07   $      (2.82)
    Diluted:
        Income (loss) before extraordinary item            $     (2.62)   $       1.10   $      (2.82)
        Net income (loss)                                  $     (2.62)   $       1.07   $      (2.82)
Weighted average number of common shares and share
    equivalents outstanding
    Basic                                                    9,753,868       9,755,684      9,867,437
    Diluted                                                  9,753,868       9,804,658      9,867,437


See accompanying notes to consolidated financial statements.

Consolidated Statements of Stockholders' Equity
Chic by H.I.S, Inc. and Subsidiaries


                                               Years Ended Nov. 2, 1996, Nov. 1, 1997 and Nov.7, 1998
                                               ----------------------------------------------------------------------------------

                                                                                                  Foreign    Excess of additional
                                                                                     Retained     currency     pension liability
                                                              Common      Paid-in    earnings    translation    over intangible
(In thousands)                                  Total          stock      capital    (deficit)   adjustment      pension asset

Balance, November 4, 1995                      $ 113,427    $     98  $   105,526    $   8,800   $   3,068      $    (4,065)
Net Loss                                         (25,564)         --          --       (25,564)        --               --
Adjustment of excess of additional
    pension liability over intangible
    pension asset (Note 6)                        (5,562)         --          --            --         --            (5,562)
Foreign currency translation adjustment(          (1,423)         --          --            --      (1,423)              --
---------------------------------------------  ----------   --------   ---------     ---------   ---------      -----------
Balance, November 2, 1996                          80,878         98     105,526      (16,764)      1,645           (9,627)
Net income                                         10,465         --          --      10,465           --                --
Adjustment of excess additional
    pension liability over intangible
    pension asset (Note 6)                         (1,027)        --          --           --          --           (1,027)
Foreign currency translation adjustment            (1,313)        --          --           --      (1,313)              --
Stock options exercised (Note 9)                       65          1          64           --          --               --
---------------------------------------------  ----------   --------  ----------    ---------   ---------      -----------
Balance, November 1, 1997                          89,068         99     105,590       (6,299)        332          (10,654)
Net Loss                                          (27,851)        --          --      (27,851)         --               --
Adjustment of excess of additional
    pension liability over intangible
    pension asset (Note 6)                         (1,328)        --          --           --          --           (1,328)
Foreign currency translation adjustment            (1,003)        --          --           --       1,003)              --
Stock repurchase                                     (987)        (2)       (985)          --          --               --
Dividends paid (Note 9)                               (99)        --          --          (99)         --               --
Short-swing Section 16(b) profits                     118         --         118           --          --               --
Stock options exercised (Note 9)                    1,553          1       1,552           --          --               --
---------------------------------------------  ----------   --------  ----------    ---------   ---------      -----------
Balance November 7, 1998                        $  59,471   $     98  $  106,275    $ (34,249)  $    (671)     $   (11,982)
---------------------------------------------  ----------   --------   ----------   ----------   ---------      -----------

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows   Chic by H.I.S, Inc. and Subsidiaries


                                                                      Year Ended
(In thousands)                                       Nov. 2, 1996    Nov. 1, 1997   Nov. 7, 1998
Cash flows from operating activities:
Net income (loss)                                      $  (25,564)   $   10,465   $    27,851
---------------------------------------------------    ------------  ------------ -------------
Adjustments  to reconcile  net income  (loss) to
   net cash  provided by (used in)
operating activities:
   Gain on sale of subsidiary stock                           --       (34,079)           --
   Gain on sale of property and equipment                     --            --        (1,912)
   Minority interest                                          --         1,081         2,116
   Noncash restructuring and special charges              22,599            --        13,680
   Depreciation and amortization                           3,687         4,533         4,340
   Allowance for doubtful accounts                            --            65            47
   Deferred income taxes                                    (630)        4,703        (7,799)
Decrease (increase) in:
   Accounts receivable                                     6,872           318         5,637
   Inventories                                            37,263       (13,008)       (2,799)
   Prepaid expenses and other current assets               1,793        (2,095)          586
   Other assets                                             (355)       (1,324)          153
Increase (decrease) in:
   Accounts payable                                       (1,890)        5,407        (4,566)
   Accrued liabilities                                    (4,297)        2,061        (2,457)
      Total adjustments                                   65,042       (32,338)        7,026
      Net cash provided by (used in)
        operating activities                              39,478       (21,873)      (20,825)



                                                               26




Cash flows from investing activites:
Purchase of property, plant and equipment                 (6,582)       (8,608)       (9,871)
Proceeds from the sale of fixed assets                        --            --         3,188
      Net cash, used in investing activities              (6,582)       (8,608)       (6,683)
Cash flows from financing activities:
Proceeds from sale of subsidiary stock                        --        43,054            --
Increase (decrease) in loans under revolving line
  of credit                                               (6,500)       15,000         6,381
Repayment of long-term debt                              (10,000)      (43,838)           --
Increase (decrease) in long-term debt                     (2,081)           --        19,161
Proceeds from the issuance of common stock                    --            65         1,553
Due from trustee                                             409            --            --
Stock repurchase                                              --            --          (987)
Purchase of subsidiary stock                                  --            --           (89)
Dividends paid to minority shareholders                       --            --        (2,310)
Dividends paid-- shareholder rights redemption                --            --           (99)
Short-swing profits                                           --            --           118
Increase in deferred financing costs                        (114)           --            --
Principal payments under capitalized lease
      obligations                                           (895)         (865)         (871)
Retirement of capitalized lease obligation                    --            --          (175)
      Net cash provided by (used in) financing
          activities                                     (19,181)       13,416        22,682
      Increase (decrease) in cash and cash
          equivalents                                     13,715       (17,065)       (4,826)
Effect of exchange rates on cash                          (1,734)       (2,718)        1,054
Cash and cash equivalents, beginning of year              15,197        27,178         7,395
Cash and cash equivalents, end of year              $     27,178   $    7,395    $     3,623
Supplemental  disclosures  of cash flow
     information:
   Cash paid during the year for:
      Interest                                      $      8,869    $    4,549   $     4,826
      Taxes                                                4,914         3,239         7,688
Noncash investing and financing activities:
   Capital leases entered into during the year               821            --         1,483


See accompanying notes to consolidated financial statements.


Notes to Consolidated Financial Statements  Chic by H.I.S, Inc. and Subsidiaries

1  Summary of Accounting Policies
Principles of Consolidation. The consolidated financial statements include the accounts of Chic by H.I.S, Inc. (the "Company") and its wholly and majority owned subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation.

As described in Note 13, the Company sold approximately 47.5% of the stock of its previously wholly-owned German subsidiary, H.I.S. sportswear AG ("Sportswear") in April 1997. Minority interest represents minority shareholders' proportionate share of the income and equity of Sportswear.

(b) Business. The Company designs, manufactures and distributes moderately priced jeans, casual pants and shorts. The Company is headquartered in New York City, with manufacturing facilities located in Tennessee and Mexico. Domestically, the Company markets its jeans and casual pants primarily to mass merchandisers and to department stores and specialty stores under the "Chic" and "H.I.S" brand names. Its foreign operations are conducted by Sportswear, which markets the Company's branded products in Europe. In addition, the Company derives licensing income from the use primarily of its "Chic" trademark by manufacturers of various products that the Company does not produce.

(c) Reporting Periods. For financial reporting purposes, the Company reports on a 52- to 53-week year ending on the first Saturday subsequent to October 31. The fiscal years ended November 2, 1996 and November 1, 1997 each contained 52 weeks. The fiscal year ended November 7, 1998 contained 53 weeks.

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

(j) Earnings per Common Share. In February 1997, the Financial Accounting Standards Board issued SFAS No. 128, "Earnings per Share," which provides for the calculation of "basic" and "diluted" earnings per share. Basic earnings per share includes no dilution and is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution from the assumed exercise of stock options. This Statement, effective for financial statements issued for periods ended after December 15, 1997, requires restatement of all prior earnings per share data presented. All periods presented have been restated to comply with the provisions of SFAS No. 128. Adoption of this statement did not have a material impact on earnings per share.

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

(m) Stock Options. The Company accounts for stock options in accordance with SFAS No. 123 "Accounting for Stock Based Compensation," which allows a choice of either the intrinsic value method or the fair value method of accounting for employee stock options. The Company has elected to use the current intrinsic value method.

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

(o) Long-lived Assets. The Company reviews certain long-lived assets and identifiable intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. In that regard, the Company assesses the recoverability of such assets based upon estimated nondiscounted cash flow forecasts. (See Note 12.)

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

SFAS No. 130, "Reporting Comprehensive Income," established standards for reporting and display of comprehensive income, its components and accumulated balances. Comprehensive income is defined to include all changes in equity except those resulting from investments by owners and distributions to owners. Among other disclosures, SFAS No. 130 requires that all items that are required to be recognized under current accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements.

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

In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," SFAS No. 133 requires companies to recognize all derivative contracts at their fair values, as either assets or liabilities on the balance sheet. If certain conditions are met, a derivative may be specifically designated as a hedge, the objective of which is to match the timing of gain or loss recognition on the hedging derivative with the recognition of (1) the changes in the fair value of the hedged asset or liability that are attributable to the hedged risk, or (2) the earnings effect of the hedged forecasted transaction. For a derivative not designated as a hedging instrument, the gain or loss is recognized in income in the period of change. SFAS No. 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 1999.

Historically, the Company has not entered into derivative contracts either to hedge existing risks or for speculative purposes. Accordingly, the Company does not expect adoption of the new standard to affect its financial statements.

2  Inventories
Inventories consist of the following:

(In thousands)                          Nov. 1, 1997           Nov. 7, 1998
Raw Materials                            $   8,138              $   9,159
Work-in-process                             16,461                 12,966
Finished goods                              46,769                 52,042
                                         $  71,368              $  74,167

3  Property, Plant and Equipment
Major classes of property, plant and equipment consist of the following:

                                                                    Estimated
(In thousands)                    Nov. 1, 1997    Nov. 7, 1998    Useful Lives

Land                              $     780         $      567
Buildings and improvements           58,039             36,285        30 years
Machinery and equipment
(includes data processing and
transportation equipment)            37,727             27,755      3-12 years
Construction in progress              1,752              2,432

                                     98,298             67,039
Less: Accumulated depreciation       32,662             19,657
                                     65,636             47,382
Equipment under capital leases        8,881             10,327         7 years
Less: Accumulated amortization        6,519              6,917
                                      2,362              3,410
Assets held for sale                     --              7,888
                                  $  67,988            $58,680

4 Long-term Debt and Foreign Financing Agreements Long-term debt consists of the following:

(In thousands)                                 Nov. 1, 1997       Nov. 7, 1998

Term loan (a)                                      $       --        $  20,000
Industrial Development Revenue Bonds (b)(i)             3,000            3,000
Industrial Development Revenue Bonds (b)(ii)            7,950            7,200
Industrial Development Revenue Bonds (b)(iii)           5,000            5,000
Industrial Development Revenue Bonds (b)(iv)            9,455            9,455
Term loan - foreign (c)                                 2,581            2,590
                                                       27,986           47,245
Less:  Current portion                                  1,997            2,395
                                                   $   25,989        $  44,850

(a) In June 1993, the Company entered into two financing agreements in the United States aggregating $40 million, consisting of a $10 million revolving credit line, a $10 million term loan and $20 million of senior notes. In December 1994, the Company amended the terms of its revolving credit line to increase the revolving credit facility from $10.0 million to $37.5 million. The term loan was repaid in fiscal 1996 and the $20 million senior notes were replaced by $43 million of new notes, which were prepaid in December 1996. In connection with the prepayment, the Company incurred an extraordinary charge of $330,000, net of income taxes, attributable to a $500,000 make-whole payment to the lenders for the early extinguishment of the debt.

In March 1997, the Company amended its credit agreement to provide a $30 million revolving credit line and a $20 million term loan. In May 1997, the Company used the net proceeds of $43.1 million from the sale of approximately 47.5% of the stock of its European subsidiary to repay the $20 million term loan and revolving debt. In September 1997, the credit agreement was amended to increase the revolving credit line to $35 million and to $50 million in March 1998.

In October 1998, the Company replaced its existing credit agreement with a $60 million facility. The new credit agreement provides a $40 million revolving credit facility and a $20 million term loan. The credit agreement, which expires in October 2001, is secured by, among other things, accounts receivable, finished goods inventory, certain real property and intangible assets, and the stock of Sportswear. As of November 7, 1998, the outstanding balance of the revolver was $21.4 million, which bears interest at either the prime rate or the Eurodollar rate, plus 1.75%, at the Company's option (8% and 7%, respectively, as of November 7, 1998). The term loan bears interest at the Eurodollar rate, plus 2% (7.25% as of November 7, 1998). The agreement contains various covenants including, among others, requirements relating to the maintenance of certain financial ratios and limitations on dividends and other restricted payments.

(b) (i) In April 1995, the Company refinanced an aggregate principal balance of $3 million through the issuance of Industrial Development Revenue Bonds by the County of Carroll, Tennessee. The funds were initially used to construct a manufacturing facility. The bonds, which are guaranteed by the Company, mature April 1, 2005 and bear an average interest rate of 7.0%.

(ii) In September 1993, the Company borrowed $8.7 million in connection with the issuance of Industrial Development Revenue Bonds by the County of Carroll, Tennessee to construct an addition to the distribution center. The bonds mature on September 1, 2003, and bear interest at 8% per annum. Principal payments commenced on September 1, 1997. The bonds are collateralized by the related real estate and are guaranteed by the Company.

(iii) In September 1994, the Company borrowed $5.0 million in connection with the issuance of Industrial Building Revenue Bonds by the City of Hickman, Kentucky to (1) acquire land and building and (2) renovate and expand such manufacturing facility. The bonds are payable in annual installments commencing on August 1, 2000. The bonds, which are not collateralized, mature as follows:


                                                        Interest
                              (In thousands)              Rate
   August 1, 2000               $     375                 6.10%
   August 1, 2001                     395                 6.20%
   August 1, 2002                     420                 6.30%
   August 1, 2003                     445                 6.40%
   August 1, 2004                     475                 6.50%
   August 1, 2009                   2,890                 6.95%

(iv) On February 23, 1995, the Company borrowed approximately $9.45 million in connection with the issuance of Industrial Development Revenue Bonds by Fulton County, Kentucky. The proceeds were used to (1) acquire and improve a tract of land in Fulton County, (2) construct and equip a laundry facility on such land,
(3) finance capitalized interest on the
bonds during the construction period and (4) cover a portion of the costs of the issuance of the bonds. Principal payments on the bonds are to be made in annual installments beginning on February 1, 2001 and ending on February 1, 2010. The bonds on average, which are not collateralized, mature as follows:


                                                               Interest
                                       (In thousands)            Rate
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

(c) Foreign Financing Agreements (i) In fiscal 1996, Sportswear entered into financing agreements with three banks to provide term loans aggregating 4,600,000 deutsche marks (approximately $2.8 million). As of November 7, 1998, the remaining outstanding balance of the term loans was 4,300,000 deutsche marks (approximately $2.6 million), which bears interest at an average rate of 6.0% and matures through fiscal 2000.

(ii) Sportswear has lines of credit with three banks to provide up to 58 million deutsche marks (approximately $35.0 million) at prevailing interest rates. The lines of credit generally have no termination date but are reviewed periodically for renewal at the option of the banks. There were no outstanding borrowings against the lines of credit as of November 7, 1998.

(d)     Long-term debt maturities are as follows:


        Fiscal Year Ending             (In thousand)
        1999                            $   2,395
        2000                                4,540
        2001                               21,960
        2002                                3,290
        2003                                2,940
        Thereafter                         12,120
                                        $  47,245

5  Capitalized Lease Obligations
The Company has entered into lease/purchase agreements for certain machinery and equipment. Future minimum lease payments under capital leases and the present value of the net minimum lease payments as of November 7, 1998 are as follows:


        Fiscal Year Ending                                 (In thousands)
        1999                                                $     755
        2000                                                      507
        2001                                                      405
        2002                                                      376
        2003                                                       82
                                                                2,125
        Less:  Amount representing interest                       326
        Present value of net minimum lease payments
               Total                                            1,799
               Due within one year                                613
               Due after one year                              $1,186


6  Pension Plan
The Company has a noncontributory defined benefit pension plan for the eligible employees of its domestic subsidiary, Henry I. Siegel Co., Inc. ("Siegel") who have met certain service requirements. The normal retirement age is 65, with early retirement optional at age 62, provided the length of service requirements, as defined in the plan, have been met.

Benefits are based upon length of service and a percentage of compensation subject to limitation. The Company's funding policy is to contribute amounts determined annually on an actuarial basis that provide for current and future benefits in accordance with funding requirements of Federal laws and regulations.

The following table sets forth the plan's funded status and amounts recognized in the Company's financial statements at November 1, 1997 and November 7, 1998:


(In thousands)                                                Nov. 1, 1997           Nov. 7, 1998
Actuarial present value of benefit obligations:
Accumulated benefit obligation, including
  vested benefits of $24,085 and $25,993                         ($24,882)              ($26,247)
Projected benefit obligation for services
  rendered to date                                               ($24,882)              ($26,247)
Plan assets at fair value, primarily securities                    14,967                 17,022
Projected benefit obligation in excess of plan assets              (9,915)                (9,225)
Unrecognized net loss from past experience different
  from that assumed                                                10,654                (11,982)
Adjustment required to recognize minimum liability                (10,654)               (11,982)
Accrued pension liability                                          (9,915)                (9,225)
Less:  Current portion                                                739                  2,757
                                                                 ($10,654)              ($11,982)

Net pension cost recognized in the consolidated statements of operations consisted of the following:


                                                               Year ended
(In thousands)                          Nov. 2, 1996          Nov. 1, 1997          Nov. 7, 1998

Service cost                            $        358                    --                    --
Interest on projected
  benefit obligation                           1,403                 1,905                 2,052
Actual return on plan assets                    (202)               (1,580)                  (63)



                                                                 39




Net amortization and deferral                   (683)                1,178                  (876)
                                        $        876             $   1,503                $1,113


Assumptions used in accounting for pension costs are as follows:



                                                 Year ended
(In thousands)                  Nov. 2, 1996    Nov. 1, 1997       Nov. 7, 1998

Discount rate                       8.50%          8.25%               8.00%
Expected long-term rate of
  return on plan assets             8.50%          8.25%               8.00%


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

Effective September 1, 1997, the Company adopted a tax-qualified 401(k) plan for the eligible employees of Siegel. Participants may contribute up to the legal limitations, with the Company matching 10% of the participant's first $1,000 contribution. The expense related to the 401(k) plan for the years ended November 1, 1997 and November 7, 1998 was approximately $30,000 and $89,000, respectively.

7  Income Taxes
The components of earnings (loss) before income taxes and the related provision for income taxes are presented below:


                                                          Year ended
(In thousands)                         Nov. 2, 1996  Nov. 1, 1997  Nov. 7, 1998

Earnings (loss) before income taxes:
        United States                   ($31,395)      $10,859      ($37,458)
        Europe                             9,977        11,411         8,961
                                         (21,418)       22,270       (28,497)
Provision (benefit) for income taxes:
  Current:
        U.S. Federal                          --            --            --
        State and local                      350           360           395
        Europe                             4,426         5,135         4,580
                                           4,776         5,495         4,975
  Deferred:
        U.S. Federal                        (630)        4,899        (7,737)
                                          $4,146       $10,394       ($2,762)


The provision for income taxes differs from the provision that would be recorded using the statutory U.S. Federal income tax rate due to the following: Year ended November 7, 1998, state and local income taxes, net of federal tax benefit, of $.2 million, foreign income taxes of $1.4 million, change in the valuation allowance of $6.0 million and permanent differences and other items of $(.4) million; Year ended November 1, 1997, state and local income taxes, net of federal tax benefit, of $.2 million, foreign income taxes of $1.1 million, taxes on foreign dividend of $1.8 million and permanent differences and other items of $(.5) million; Year ended November

2, 1996, state and local income taxes, net of federal tax benefit, of $.2 million, foreign income taxes of $1.0 million, change in the valuation allowance of $4.5 million and permanent differences and other of $5.7 million. As of November 7, 1998, the Company had a deferred tax asset (net of a valuation allowance) of approximately $8.1 million, consisting primarily of tax credit carryforwards of $2.2 million and net operating loss carryforwards and restructuring charges of $4.1 million, and property, plant and equipment of $1.8 million. As of November 1, 1997, the Company had a net deferred tax asset of approximately $5.8 million, consisting primarily of tax credit carryforwards of $2.2 million and net operating loss carryforwards and restructuring charges of $6.2 million, which are partially offset by a deferred tax liability relating to property, plant and equipment of $2.6 million. A valuation allowance of approximately $11.5 million has been recorded at November 7, 1998 to reduce the deferred tax asset to the extent its ultimate utilization is uncertain. The Company's net deferred tax asset represents that amount expected to be utilized in the next few years through profitable operations. The Company's net operating loss carryforwards totaling $38 million at November 7, 1998 expire on various dates from 2009 to 2013.

In addition, the Company had a deferred tax asset attributable to an additional pension liability charged to stockholders' equity of $4.0 million and $4.6 million as of November 1, 1997 and November 7, 1998, respectively, for which a full valuation reserve has been provided due to the uncertainty of its ultimate realization.

No provision has been made for U.S. Federal and foreign withholding taxes on $5.6 million of the undistributed earnings of the foreign subsidiary from prior years, as the Company intends to indefinitely reinvest such earnings.

8  Commitments
(a) Leases. The minimum annual rental commitments under non-cancelable leases as of November 7, 1998 are as follows (in thousands):


                                                   Real             Machinery
                                             estate and            automotive
Fiscal Year Ending             Total          buildings       equipment, etc.
1999                    $      3,530         $    2,658              $    872
2000                           2,142              1,597                   545
2001                           1,336              1,138                   198
2002                           1,173              1,091                    82
2003                             890                822                    68
Thereafter                     1,303              1,264                    39
                         $    10,374         $    8,570              $  1,804


Rent expense for the years ended November 2, 1996, November 1, 1997 and November 7, 1998 totaled $3,266,000, $3,528,000 and $4,414,000, respectively.

(b) Consulting and Employment Agreements. The Company has employment agreements with two officers which have initial terms that expire in 2001 which aggregate approximately $640,000 in annual compensation, and a consulting agreement with a company that is owned by a director which provides for an annual fee of $120,000. As disclosed in Note 14, in fiscal 1998, the Company negotiated the settlement of a consulting agreement with a former owner of the business of Siegel, which had an annual commitment of $500,000 and was renewable at the option of the former owner, for $500,000.

9  Stockholders' Equity
(a) Stock Options. In February 1993, the Company's stock option plan (the "Plan") was adopted. Under the Plan, options to purchase an aggregate of not more than 600,000 shares of common stock may be granted from time to time to key employees, officers, directors and consultants of the Company or its affiliates. Stock appreciation rights related to options ("related SARs") and stock appreciation rights not related to options ("unrelated SARs") may also be granted to the aforementioned groups.

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

In January 1995, the Board of Directors adopted the Chic by H.I.S, Inc. 1995 Stock Option Plan for Non-Employee Directors (the "Formula Plan"), which permits the award of options to purchase an aggregate of up to 80,000 shares of common stock of the Company to certain nonemployee directors. Awards under the Formula Plan are made pursuant to a formula that is set forth in the plan. The Formula Plan was approved by the shareholders in February 1995 and options to purchase 60,000 shares of common stock, at an exercise price of $9.875 per share, have been awarded to certain non-employee directors. The outstanding options became fully exercisable July 1995 -- six months after the date they were granted.

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

In May 1998, the Company granted 300,000 options to two directors, subject to availability, with the remainder to be issued subject to shareholder approval of an increase in the number of options authorized under the Stock Option Plan. The options have an exercise price of $9.0625 and vest in equal annual installments over a three-year period commencing November 1, 1999.

A summary of activity for the Company's stock option plans is presented below:


                                                            Exercise              Weighted
                                                         price range              average
                                 Option shares             per share                price

Balance, November 4, 1995              577,834      $    9.875-11.50          $     11.33
Granted                                598,284               4-5.875                5.862
Exercised                                   --                    --                   --
Cancelled                             (610,584)          5.875-11.50                11.04
Balance, November 2, 1996              565,534      $        4-5.875          $     5.862
Granted                                 21,100                 5.875                5.875
Exercised                              (11,100)                5.875                5.875
Cancelled                              (10,000)                5.875                5.875
Balance, November 1, 1997              565,534      $        4-5.875          $     5.862
Granted                                114,466                 9.063                9.063
Exercised                             (265,825)                5.875                5.875
Cancelled                               (6,150)                5.875                5.875
Balance, November 7, 1998              408,025      $        4-9.063          $     6.751



                                                  Year ended
                                Nov. 2, 1996     Nov. 1, 1997     Nov. 7, 1998
Exercisable                         565,534         565,534         293,559
Available for future grants         114,466         114,466              --


SFAS No. 123, "Accounting for Stock-Based Compensation," requires the Company to provide pro forma information regarding net income and earnings per share as if compensation cost for the Company's stock option plans had been determined in accordance with the fair value-based method prescribed in SFAS No. 123. The Company estimates the fair value of each option at the grant date using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in the years ending November 2, 1996 and November 1, 1997, respectively: no dividends paid, for all years; expected volatility of 20% and 20%; risk-free interest rates of 5.56% and 6.14%; and expected lives of five years and five years. The weighted-average fair value of options granted in fiscal 1996, 1997 and 1998 was $1.46, $1.87 and $2.14 per option, respectively. As of November 7, 1998, the weighted-average contractual life of the options was 2.9 years.

Under the accounting provisions of SFAS No. 123, the Company's net income and earnings per share would have been reduced on a pro forma basis as follows:


                                               Year ended
(In thousands)             Nov. 2, 1996       Nov. 1, 1997        Nov. 7, 1998
Net income (loss):
   As reported             $  (25,564)        $   10,465          $   (27,851)
   Pro forma                  (26,074)            10,440          $   (27,902)
Earnings (loss)
  per share:
   As reported             $    (2.62)        $      1.07               (2.82)
   Pro forma                    (2.67)              (1.07)              (2.83)


(b) Stockholder Rights Plan. On February 28, 1997, the Board of Directors adopted a Stockholder Rights Plan ("Plan"). Under the Plan, the Board declared a dividend of one Right for each outstanding share of common stock of the Company to stockholders of record at the close of business on March 17, 1997. Each Right entitled the holder to purchase from the Company one one-hundredth of a share of Series A Preferred Stock, par value $1.00 per share, at a price of $30, subject to adjustment, with a value of twice the exercise price. The Rights would become exercisable only in the event that any person or group of affiliated or associated persons acquired, or obtained the right to acquire, beneficial ownership of 20% or more of the Company's outstanding shares, or commenced a tender or exchange offer, which, if consummated, would result in that person or group of affiliated persons owning at least 20% of the Company's outstanding shares.

The Rights were redeemed at a price of $.01 per Right for stockholders of record at the close of business on April 9, 1998.

10  Geographic Information
The Company operates primarily in two reportable geographical areas. Geographic information was:


                                               Year Ended
(In thousands)                          Nov. 2,      Nov. 1,        Nov. 7,
                                         1996         1997           1998
Earnings (loss) before income taxes:
Net Sales:
   United States                     $  212,121    $  162,170    $   149,486
   Europe                               106,669       112,618        104,356
                                     $  318,790    $  274,788    $   253,842
Income (loss) from
operations:
   United States                     $  (25,256)   $  (19,227)   $   (31,913)
   Europe                                10,382        11,994          9,336
                                     $  (14,874)   $   (7,233)   $   (22,577)
Identifiable assets
   United States                     $  159,389    $  157,342    $   144,474
   Europe                                32,164        31,361         32,601
                                     $  191,553    $  188,703    $   177,075


Substantially all of the Company's sales are to retailers throughout the United States and Europe. Sales to two major customers (with sales in excess of 10% of total sales) approximated, on an individual basis, 25.5% and 12.2% for the year ended November 2, 1996. Sales to one major customer approximated 23.4% and 23.5% of total sales for the years ended November 1, 1997 and November 7, 1998, respectively. The receivables from the Company's major customer at November 1, 1997 and November 7, 1998 represent approximately 24.3% and 13.0%, respectively, of the total accounts receivable balance. The Company reviews a customer's credit history before extending credit and obtains credit insurance on certain account balances. An allowance for possible losses is established based upon factors surrounding the credit risk of specific customers, historical trends and other information.

11  Licensing Revenues
The Company has entered into licensing agreements providing for the use of its trademark, "CHIC" for three- or five-year terms. The Company generally receives royalty payments of 5% of net sales made by licensees, with guaranteed minimum payments payable in quarterly installments. Remaining annual minimum amounts are as follows:


Fiscal Year Ending          (In thousands)
1999                      $              700
2000                                     660
2001                                     588
2002                                      37
                          $            1,985

12  Restructuring and Special Charges
During the first and fourth quarters of fiscal 1996, management authorized and committed the Company to undertake significant downsizing and operational changes which, during the year, resulted in restructuring and special charges of $30 million.

The charge in the first quarter included the closing of certain manufacturing facilities in Tennessee and Kentucky. These first quarter closures resulted in the termination of approximately 940 employees and resulted in a total charge against earnings aggregating $15 million. In the fourth quarter, the Company identified additional manufacturing facilities to be closed. The additional closures will result in the termination of approximately 700 employees, and resulted in a total charge against earnings aggregating $15 million. The Company has also started to move certain manufacturing operations to Mexico.

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

The charges are summarized below:


                                          First          Second
(In thousands)                           Quarter        Quarter       Total
Write-down of property and equipment    $  7,500        $ 8,350    $ 15,850
Cost inefficiencies, caused by             3,800            --        3,800
downsizing
Start-up costs relating to Mexican            --            800         800
operations
Other costs                                3,700          5,850       9,550
                                        $ 15,000        $15,000    $ 30,000


In the second quarter of fiscal 1998, the Company announced its intention to continue to close additional manufacturing facilities in the United States. In connection therewith, the Company recorded restructuring and special charges of $24.1 million consisting of a write-down in the value of related property and equipment ($15.1 million), the write-off of operating inefficiencies incurred during the shut-down period ($5.4 million) and the accrual of estimated costs of disposition ($3.6 million). Fair value for property and equipment was determined primarily by appraisals. Assets held for sale are expected to be sold during fiscal 1999. The plant closings resulted in the termination of approximately 1,300 employees. In addition, the downsizing associated with such plant closings may affect the accounting, disclosure and funding of the Company's pension benefit obligation.

13  Gain on Sale of Subsidiary Stock
On January 27, 1997, the Company announced that it had retained a managing underwriter for a proposed initial public offering that would result in the sale by the Company of a significant minority interest in the Company's previously wholly-owned German subsidiary, H.I.S. sportswear AG ("Sportswear"), headquartered in Munich. In the second quarter of fiscal 1997, the Company announced that the initial public offering had been consummated, resulting in the sale of 2,120,000 shares of Sportswear, representing approximately 47.5% of the stock, at an offering price of DM39 per share (approximately $22.61).

A gain of approximately $34.1 million was recognized on the transaction in accordance with Staff Accounting Bulletin 51. The net proceeds received by the Company of approximately $43.1 million were used to repay indebtedness and for general corporate purposes.

Dividend Policy
Except for the shareholder rights redemption, the Company has not paid any cash or other dividends on its common stock in the last two years. As a holding company, the ability of the Company to pay dividends is dependent upon the receipt of dividends or other payments from its subsidiaries. The Company is restricted from paying any dividends according to the Company's domestic credit facility which generally limits the payment of dividends (aggregated with certain other restricted payments and restricted investments) by the Company, and by the domestic bank subsidiaries to the Company.

Price Range of Common Stock


                              1997                                1998
(In thousands)      High                 Low             High              Low
First Quarter      $6 5/8              $4 1/4             $8             $6 3/8
Second Quarter        7                 5 1/2            9 3/8            7 1/8
Third Quarter         7                 5 7/8            9 1/4            5 7/8
Fourth Quarter      7 7/8               6 1/2              6              2 5/8


The Company's Common Stock is traded on the New York Stock Exchange under the symbol "JNS."

As of December 31, 1998, there were 122 stockholders of record.